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Exhibit 99.1

Alliance Atlantis Reports Strong Third Quarter Results

  •
  Earnings from operations increase to $17 million from $9 million

  •
  Free cash flow of $69 million in Q3 reduces consolidated Net Debt to $374 million

  •
  Total advertising sales increase 30%

  •
  Company completes review of capital structure and plans to re-purchase shares

  •
  Phyllis Yaffe appointed to Board of Directors

Toronto, ON (November 11, 2005) — Alliance Atlantis Communications Inc. reported solid results for the quarter ended September 30, 2005, driven by the strength of its broadcasting business and the continuing strong performance of the CSI franchise.

"These strong results underline our ability to grow audience and advertising sales across our 13 specialty TV channels while maximizing the value of the CSI franchise," said Phyllis Yaffe, Chief Executive Officer of Alliance Atlantis Communications Inc. "Our continued debt reduction is a result of free cash flow generation in each of our businesses and reinforces our confidence in the long term strength of our assets."

Alliance Atlantis also announced it has concluded a review of its capital structure. "The objectives of our capital structure review were to establish target debt levels for our business and to determine appropriate uses of free cash flow beyond current reinvestment opportunities," said David Lazzarato, Chief Financial Officer. "Going forward, the Company will target a Net Debt to EBITDA ratio in the range of 1.5x to 2.5x, excluding its Motion Picture Distribution business. We intend to begin opportunistically repurchasing shares under our Normal Course Issuer Bid, and plan to renew the bid when it expires in December, 2005."

Q3 Financial Results

Revenue

Broadcasting revenue of $64.0 million represented an increase of 17% over the prior year's period. Strong advertising sales reflected continued audience growth, particularly for Showcase Television, Food Network Canada, History Television and HGTV Canada. Digital channel revenue increased 35% due to gains in both advertising and subscriber revenue. Seven of our eight digital channels now have paid subscriber levels between 0.9 million and 1.3 million.

Entertainment recorded revenue of $66.9 million during the quarter representing growth of 47% due to continued strong performance of the CSI franchise and sales related to the Company's film and television library. CSI revenue was $50.3 million compared to $43.9 million in the prior year's period. Revenue gains are attributable to higher first and second window licence fees and increased video/DVD revenue, both internationally and in the United States. Sales from Other, which primarily reflects distribution of the Company's library of international program rights, increased to $16.6 million.

Motion Picture Distribution revenue for the third quarter was $116.2 million, an increase of $2.0 million or 2% compared to the prior year's quarter. This increase was primarily due to strong results from the company's Spanish operations.

EBITDA

Broadcasting EBITDA increased 23% over the prior year's period to $14.5 million. This represented an EBITDA margin of 23% during the quarter compared to 22% in the prior year's quarter.

Entertainment generated EBITDA of $12.8 million compared to $17.0 million in the prior year's quarter. The CSI franchise recorded a direct margin of 46% in the third quarter compared to 51% in the prior year's period. As previously disclosed, the prior year's period direct margin was unusually high as the Company recorded a significant reduction in investment in film and television programs in the second quarter last year which resulted in lower amortization expense in the third quarter last year. The Other Entertainment segment recorded a direct loss of $3.4 million in the third quarter compared to a direct profit of $2.2 million in the prior year's period. During the quarter, ultimate revenue estimates for a limited number of library titles were revised, resulting in additional amortization expense of $4.0 million.

Motion Picture Distribution EBITDA was $17.5 million, an increase of 4% compared to the prior year's period. This represented a solid margin of 15%. EBITDA growth was due to the strong contributions from the UK and Spanish operations, partially offset by a smaller contribution in Canada.

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Corporate and Other expenses were $9.8 million compared to $9.0 million in the prior year's period. The increase is related to higher compensation costs including stock based compensation and higher professional fees including those associated with Sarbanes-Oxley.

Amortization

Amortization of $3.3 million was down by $1.3 million from the prior year's period.

Interest

Interest expense decreased from $15.6 million to $6.1 million in the quarter primarily as a result of the debt refinancing undertaken by the Company in December 2004. The Company's average cost of borrowing in the quarter was 5.2% as compared to 10.5% in the prior year's quarter.

Minority Interest

Minority Interest primarily represents the Movie Distribution Income Fund's share of earnings from Motion Picture Distribution LP. Minority Interest was $8.5 million in the quarter compared to $8.1 million in last year's period.

Earnings From Operations Before Undernoted And Discontinued Operations (Operating Earnings)

Operating earnings for the quarter were $17.2 million compared to $8.5 million for the prior year's period. A higher effective tax rate this year, due to the mix of different tax jurisdictions, as well as not currently tax affecting certain losses, resulted in net operating earnings for the quarter of $10.4 million, compared to $10.0 million in last year's quarter. On a per share diluted basis, net operating earnings were $0.24 during the quarter compared to $0.23 in last year's period.

Foreign Exchange Gains

Foreign exchange gains were $2.7 million for the quarter compared to $11.5 million in the prior year's period. The majority of gains in the quarter relate to unrealized gains on the unhedged portion of the Company's long term US denominated debt, partially offset by unrealized losses from the long term investment in foreign operations by the Company's motion picture distribution business.

Net Earnings

Net earnings for the quarter were $12.2 million compared to net earnings of $18.9 million for the prior year's period. This decrease reflects the above noted fluctuations in foreign exchange and income taxes. On a basic and diluted basis, net earnings per share were $0.28 for the quarter, compared to basic and diluted net earnings per share of $0.44 and $0.43 respectively for last year's period.

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Liquidity

Consolidated net debt decreased from the prior year by $69.3 million to $374.3 million as a result of improvements in free cash flow and the positive impact of the strengthening Canadian dollar on our US dollar denominated debt. Net debt, excluding non-recourse net debt related to Motion Picture Distribution LP, was $324.6 million, representing a reduction of $90.1 million from the prior year's period.

Operating Highlights

Broadcasting

By growing audiences and focusing on monetizing that growth through advertising sales, the core Broadcasting business continues to deliver strong performance. Our digital channels again outperformed the industry average, with an overall average minute audience (AMA) increase of 30% for the broadcast year. Showcase Action is the #1 new specialty network for A25-54 and six of the new specialty channels are ranked in the top 20 — Showcase Action, Showcase Diva, BBC Canada, IFC, National Geographic and Discovery Health Canada.

Food Network Canada, Home and Garden Television (HGTV) and History all hit significant milestones during the third quarter, achieving the highest AMA for a summer season in the history of the channels. The "Showcase at 10" fall lineup also reported very strong AMA growth during the third quarter, with critically-acclaimed and immensely popular programming including Six Feet Under, Rescue Me and the L-Word.

Entertainment

The Company continues to leverage the CSI franchise around the world, and revenues from international sales of CSI: Crime Scene Investigation, CSI: Miami and CSI: NY remain strong and continue to grow. The sixth season of CSI: Crime Scene Investigation premiered on CBS on September 22, 2005 and delivered outstanding ratings, attracting more than 29 million viewers and premiering as the #1 show on that night.(1) The series continues to be the #1 series on U.S. television.(2)

        Additionally, CSI: Miami began its fourth season on September 19, 2005 with more than 19 million viewers tuning in(3). The second series in the immensely popular CSI franchise is also making a big impact on the primetime schedules of European broadcasters, including Germany, France, the U.K. and Spain. The series has had significant ratings success in France on TF1, with almost 40% of viewers tuning in to the show during its primetime timeslot.

(1)
National Nielsen ratings: Primetime Weekly-Regular Programs for Demographic PER2+ for September 19,2005 through to September 25, 2005)
(2)
National Nielsen ratings: Primetime Weekly-Regular Programs for Demographic PER2+ for September 19,2005 through to October 30, 2005)
(3)
National Nielsen ratings: Primetime Weekly-Regular Programs for Demographic PER2+ for September 19,2005 through to September 25, 2005)

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And the newest series in the franchise, CSI: NY began a very successful second season as the #1 show airing in its timeslot on Wednesdays and has seen solid growth in its ratings since the premiere episode aired on September 29, 2005(4).

With the success of CSI: NY, all series within the franchise are currently ranked within the top 15 on U.S. television.(5) Sales for each of the three series have also hit an impressive milestone internationally, with sales in more than 200 territories.

Motion Picture Distribution

For Operating Highlights and the Outlook for Motion Picture Distribution LP please refer to their press release issued on November 9th (www.moviedistributionincomefund.com).

Outlook

The Company reconfirmed its 2005 consolidated guidance for Revenue ($1,040 million), EBITDA ($176 million) and year-end Net Debt ($362 million), excluding the impact of any share repurchases. The Company does not intend to update or reconfirm any previously issued guidance or provide any further guidance for periods beyond December 31, 2005. "Our decision not to provide guidance beyond this year end is in keeping with current practices," said Mr. Lazzarato. "Our ongoing confidence in the business is reflected in our intention to opportunistically repurchase shares."

Appointment of Phyllis Yaffe to Alliance Atlantis Communications Inc. Board of Directors

Anthony Griffiths, Lead Director also announced today that Phyllis Yaffe has been appointed a Member of the Board of Directors, effective November 10, 2005.

About Alliance Atlantis Communications

In 2005, Alliance Atlantis Communications Inc. celebrates its 10th anniversary as a leading specialty broadcaster, continuing to offer Canadians recognizable, high-quality brands boasting targeted, high-quality programming across 13 specialty channels. The Company co-produces and distributes a limited number of television programs in Canada and internationally, including the hit CSI franchise, and holds a 51% limited partnership interest in Motion Picture Distribution LP, the largest distributor of motion pictures in Canada and a growing presence in the U.K. and Spain. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A and AAC.NV.B. The Company's Web site is www.allianceatlantis.com.

(4)
National Nielsen ratings: Primetime Weekly-Regular Programs for Demographic PER2+ for September 19,2005 through to October 30, 2005)
(5)
National Nielsen ratings: Primetime Season to Date-Regular Programs for Demographic PER2+ for September 19, 2005 through to October 30, 2005.

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Certain statements and information included in this report to shareholders constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Alliance Atlantis to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The words or phrases "guidance", "expect", "anticipate", "estimates", and "forecast" and similar words or expressions are intended to identify such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Alliance Atlantis undertakes no duty to update or revise its forward-looking statements, including its earnings outlook, because of new information, future events or otherwise.

This report to shareholders contains the unaudited consolidated balance sheets, earnings statements and statements of cash flows for the three months ended September 30, 2005 and the three months ended September 30, 2004.

*
Non-GAAP financial measures

The Company uses EBITDA, direct profit (loss), operating earnings (loss), and net operating earnings (loss) to gain a better understanding of the results of the business. These non-GAAP financial measures are not recognized under Canadian or United States GAAP. These non-GAAP financial measures are provided to enhance the user and investor understanding of the Company's historical and current financial performance and its prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of the Company's core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses EBITDA, direct profit (loss), operating earnings (loss), and net operating earnings (loss) to measure operating performance. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before under noted, which are earnings before amortization, interest, equity losses in affiliates, minority interest, unusual items, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 13 to the Company's unaudited interim consolidated financial statements. Operating earnings (losses) has been defined as earnings (loss) from operations before under noted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings are defined as operating earnings, net of an applicable portion of income tax.

Net debt is defined as the Company's revolving credit facility, senior subordinated notes and term loans, net of cash and cash equivalents.

While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, earnings (losses) before under noted, earnings (loss) from operations before under noted and discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached unaudited interim consolidated financial statements. In addition, the Company's calculation of EBITDA, operating earnings (loss) and net operating earnings (loss) may be different than the calculation used by other companies and therefore comparability may be affected. A reconciliation of these non-GAAP financial measures to the most directly comparable measures calculated in accordance with Canadian GAAP is presented in the Company's Management's Discussion and Analysis.

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**
Alliance Atlantis holds a 51% limited partnership interest in Motion Picture Distribution LP (the "Partnership"), a motion picture distributor in Canada, the U.K. and Spain. The balance of the Partnership is owned by Movie Distribution Income Fund (TSX: FLM.UN).

Shareholder and Investor Information

Stock Exchange Listings:
Toronto Stock Exchange — AAC.A, AAC.NV.B

 Webcast of Call:
A live audio internet webcast of Alliance Atlantis
Communications' quarterly earnings conference call with
analysts took place on November 11, 2005 at 10:00am
ET. The call is archived and available for replay at
www.allianceatlantis.com/corporate/inv_relations/aa.asp.	Investor Contacts:
David Lazzarato
Executive Vice President and
Chief Financial Officer
Tel: (416) 966-7707

Andrew Akman
Vice President, Corporate Development and
Investor Relations
Tel: (416) 966-7701

Investor's Line: (416) 966-7272	E-mail Inquiries: investor@allianceatlantis.com

Internet website: www.allianceatlantis.com	Transfer Agent: Computershare Trust Company of Canada 100 University Avenue 11th Floor Toronto, Ontario M5J 2Y1

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September 30, 2005

Consolidated Financial Statements

For the Three Months and Nine Months Ended
September 30, 2005 and 2004
(Unaudited)

The interim Consolidated Financial Statements for the three month and nine month periods ended
September 30 have not been reviewed by an auditor.

Alliance Atlantis Communications Inc.
Management Report

The accompanying unaudited interim consolidated financial statements of Alliance Atlantis Communications Inc. ("the Company") are the responsibility of management and have been approved by the Board of Directors. The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited interim consolidated financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of the Company has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's unaudited interim consolidated financial statements and recommends their approval by the Board of Directors.

November 11, 2005

PHYLLIS YAFFE Chief Executive Officer	DAVID LAZZARATO Executive Vice President and Chief Financial Officer

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Alliance Atlantis Communications Inc.
Consolidated Balance Sheets
(unaudited)
(in millions of Canadian dollars)

	September 30, 2005	December 31, 2004	September 30, 2004
Assets
Cash and cash equivalents	50.7	55.0	26.5
Accounts receivable	333.0	372.2	337.5
Investment in film and television programs (note 3a)	563.1	567.3	563.0
Development costs	0.4	1.2	1.9
Property and equipment	39.5	43.7	47.6
Investments	7.0	16.4	19.1
Future income taxes	108.5	128.4	91.8
Other assets	19.4	23.9	28.7
Loans receivable from tax shelters (note 2)	101.1	90.9	90.5
Broadcast licences	108.7	108.7	109.3
Goodwill	201.9	212.6	221.4

	1,533.3	1,620.3	1,537.3

Liabilities
Revolving credit facilities (note 4)	14.0	—	39.0
Accounts payable and accrued liabilities	468.1	528.1	518.2
Income taxes payable	53.0	57.2	27.0
Deferred revenue	24.7	40.4	20.4
Term loans (note 5)	411.0	483.6	52.6
Tax shelter participation liabilities (note 2)	101.1	90.9	90.5
Senior subordinated notes (note 6)	—	—	378.5
Minority interest	58.3	67.4	64.3

	1,130.2	1,267.6	1,190.5

Shareholders' Equity
Share capital and other (note 7)	734.6	725.7	723.9
Deficit	(326.4)	(372.5)	(382.1)
Cumulative translation adjustments	(5.1)	(0.5)	5.0

	403.1	352.7	346.8

	1,533.3	1,620.3	1,537.3

Commitments and contingencies (note 12)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

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Alliance Atlantis Communications Inc.
Consolidated Statements of Earnings
For the periods ended September 30, 2005 and September 30, 2004
(unaudited)
(in millions of Canadian dollars — except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Revenue
Broadcasting (note 13)	64.0	54.6	199.2	173.3
Entertainment (note 13)	66.9	45.5	247.6	154.7
Motion Picture Distribution (note 13)	116.2	114.2	304.9	364.9
Corporate and Other	—	0.1	0.3	0.7

	247.1	214.4	752.0	693.6

Direct operating expenses	167.9	139.7	505.3	479.6
Direct profit
Broadcasting	31.6	25.6	106.0	94.1
Entertainment (note 13)	19.6	24.8	82.4	47.1
Motion Picture Distribution (note 13)	28.0	24.2	58.0	72.1
Corporate and Other	—	0.1	0.3	0.7

	79.2	74.7	246.7	214.0

Operating expenses
Selling, general and administrative	39.8	35.1	120.5	98.5
Stock-based compensation	4.4	2.8	5.4	6.8

	44.2	37.9	125.9	105.3

Earnings (loss) before undernoted and discontinued operations
Broadcasting	14.5	11.8	55.5	50.4
Entertainment	12.8	17.0	65.9	28.0
Motion Picture Distribution (note 13)	17.5	16.9	26.1	52.8
Corporate and Other	(9.8)	(8.9)	(26.7)	(22.5)

	35.0	36.8	120.8	108.7

Amortization, including development costs charges	3.3	4.6	10.0	16.5
Interest (note 8)	6.1	15.6	17.0	46.3
Equity (earnings) losses in affiliates	(0.1)	—	(0.1)	0.1
Minority interest	8.5	8.1	10.2	25.6

Earnings from operations before undernoted and discontinued operations	17.2	8.5	83.7	20.2
Investment (gains) losses (note 9)	0.7	—	0.7	(0.6)
(Gain) loss on disposal of assets (note 18)	(3.7)	—	(3.7)	0.2
Foreign exchange (gains) losses	(2.7)	(11.5)	6.7	(6.6)

Earnings before income taxes, and discontinued operations	22.9	20.0	80.0	27.2
Provision for income taxes	10.7	1.1	33.9	2.5

Net earnings before discontinued operations	12.2	18.9	46.1	24.7
Discontinued operations, net of tax (note 10)	—	—	—	(4.6)

Net earnings for the period	12.2	18.9	46.1	20.1

Earnings per Common Share before discontinued operations
Basic (note 11)	$0.28	$0.44	$1.06	$0.57
Diluted (note 11)	$0.28	$0.43	$1.05	$0.57

Earnings per Common Share
Basic (note 11)	$0.28	$0.44	$1.06	$0.47
Diluted (note 11)	$0.28	$0.43	$1.05	$0.46

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

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Alliance Atlantis Communications Inc.
Consolidated Statements of Deficit
For the periods ended September 30, 2005 and September 30, 2004
(unaudited)
(in millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Deficit — beginning of period	(338.6)	(401.0)	(372.5)	(402.2)
Net earnings for the period	12.2	18.9	46.1	20.1

Deficit — end of period	(326.4)	(382.1)	(326.4)	(382.1)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

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Alliance Atlantis Communications Inc.
Consolidated Statements of Cash Flow
For the periods ended September 30, 2005 and September 30, 2004
(unaudited)
(in millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings for the period	12.2	18.9	46.1	20.1
Items not affecting cash
Amortization of film and television programs (note 3b)	89.8	56.1	274.5	214.3
Development costs charges	0.3	—	0.9	4.4
Amortization of property and equipment	2.6	3.0	7.7	9.0
Amortization of other assets	1.3	3.0	4.1	7.0
Loss on sale of discontinued operations	—	—	—	0.7
Investment (gains) losses (note 9)	0.7	—	0.7	(0.6)
(Gain) loss on disposal of assets (note 18)	(3.7)	—	(3.7)	0.2
Equity (earnings) losses in affiliates	(0.1)	—	(0.1)	0.1
Minority interest	8.5	8.1	10.2	25.6
Future income taxes	(0.1)	1.9	19.9	(5.8)
Unrealized net foreign exchange (gains) losses	1.9	(12.5)	10.5	(6.5)
Stock-based compensation	0.6	2.8	2.3	6.8
Investment in film and television programs (note 3b)	(79.6)	(69.8)	(286.7)	(233.1)
Development costs expenditures	—	—	(0.1)	(3.1)
Net changes in other non-cash balances related to operations	22.7	48.0	(37.7)	(59.2)
Discontinued operations	—	(1.1)	—	1.4

	57.1	58.4	48.6	(18.7)

Investing activities
Loans receivable	—	—	—	0.2
Property and equipment	(1.7)	(2.6)	(3.9)	(4.0)
Proceeds from sale of property and equipment	4.7	—	4.7	—
Long-term investments	8.7	—	7.1	(0.1)
Business acquisitions (note 15)	—	—	—	(35.1)
Proceeds from sale of investments in subsidiaries	—	—	—	1.9

	11.7	(2.6)	7.9	(37.1)

Financing activities
Revolving credit facilities, net	(8.0)	(32.0)	14.0	14.0
Deferred financing costs	—	—	—	(1.0)
Repayment of long-term debt	(30.7)	1.2	(62.1)	(29.3)
Issue of equity by subsidiary to minority interest	—	—	—	15.0
Distributions paid to minority interest	(8.1)	(6.0)	(19.3)	(16.6)
Issue of share capital	2.0	1.3	6.6	5.5
Discontinued operations	—	—	—	(0.7)

	(44.8)	(35.5)	(60.8)	(13.1)

Change in cash and cash equivalents	24.0	20.3	(4.3)	(68.9)
Cash and cash equivalents — beginning of period	26.7	6.2	55.0	95.4

Cash and cash equivalents — end of period	50.7	26.5	50.7	26.5

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

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Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
For the periods ended September 30, 2005 and September 30, 2004
(unaudited)
(in millions of Canadian dollars)

        The Company is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. As described in note 13, the Company's three principal business activities are Broadcasting, Entertainment and Motion Picture Distribution.

1.    Significant Accounting Policies

Basis of presentation

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as at and for the year ended December 31, 2004, as set out in the December 2004 Corporate Report.

        In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flow. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the year ended December 31, 2004, except as discussed in note 2.

Discontinued Operations

        The results of discontinued operations have been presented on a one-line basis, net of the provisions for income taxes, in the statements of earnings. Amortization expense, interest, direct operating costs and income taxes have been allocated to discontinued operations. General corporate overheads have not been allocated to discontinued operations. (See note 10).

2.    Accounting Changes

        During the nine months ended September 30, 2005, the Company adopted the following accounting policies:

        Variable Interest Entities    Effective January 1, 2005, the Company is required to follow Accounting Guideline 15 ("AcG 15") — Consolidation of Variable Interest Entities ("VIEs"). AcG 15 provides criteria for the identification of VIEs and further criteria for determining what entity, if any should consolidate them. AcG 15 defines a VIE as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE's activities or is entitled to receive a majority of the VIE's residual returns or both.

        Prior to AcG 15, the Company consolidated all entities that it controlled through ownership of a majority of voting interests. Effective January 1, 2005, the Company implemented AcG 15, retroactively without the restatement of prior periods, and as a result the Company has consolidated entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary.

        Upon implementation of AcG 15, the Company concluded that it was not required to deconsolidate any of the entities previously included in our consolidation. However the Company is the primary beneficiary of the following entities which had not previously been included in the consolidation.

        Production financing tax shelters    In 1995 the Company entered into various tax shelter arrangements that provided investors with certain tax benefits and also provided financing for the Company's production activities. Under these arrangements the Company sold the rights, title and interest to certain film and television programs to limited partnerships that would in turn grant the Company the exclusive rights to distribute the production for an extended period. The Company has provided loans to either directly or indirectly finance the equity of these partnerships. These loans bear interest at rates ranging from 6% to 10.9% and mature between 2010 and 2011. Additionally, the Company has agreed to repurchase the rights sold to the partnerships. As a result, the proceeds received from the sale of the film and television programs have been classified as an obligation on the balance sheet to satisfy these future obligations which are payable between 2010 and 2011. The obligation to make these future payments equals the amounts the Company has recorded in respect of the loans provided to finance the partnerships' equity and are essentially secured by these financing loans. The Company has historically reported these amounts on a net basis. However, as a result of our AcG 15 review, the Company has determined that the assets and obligations should be reclassified and reported on a gross basis. Accordingly, the Company has increased reported assets (loans receivable from tax shelters) and liabilities (tax shelter participation liabilities) by $90.9 at December 31, 2004 and by $90.5 at September 30, 2004. Under the terms of the arrangements among the parties, the loans receivable from the investors are to be settled with the proceeds received from the partnerships and accordingly the arrangements are not expected to have any impact on the Company's cash flows.

7

        The Company has determined that the limited partnerships qualify as variable interest entities for the purposes of AcG 15 and has concluded that the Company is the primary beneficiary of these partnerships. As required by AcG 15, the Company has consolidated 18 limited partnerships into our financial statements. These partnerships hold only the rights, title and interest to film properties and do not have active operations.

        Production arrangement    Following the extensive review of entertainment's operations in December 2003, entertainment materially reduced the size and scope of its production business. As a result, the Company entered into production arrangements with a third party production company to complete production on a television series. This production company is a VIE as it does not have sufficient equity financing. Under the arrangement, the Company has entered into a distribution deal with the production company and has agreed to give the entity a non-refundable minimum revenue guarantee which the Company is entitled to recover from future distribution revenues. The Company has a variable interest in this entity through its participation in future distribution revenues of the entity; this right exposes the Company to a majority of the expected losses of the entity. As required by AcG 15, the Company has included this third party entity in our consolidated financial statements. The entity's only activity is the production of the Company's television series and at September 30, 2005, production on the series was still in progress however the entity has now commenced recognizing revenues or costs. The Company's maximum exposure to loss under the arrangement is limited to its minimum revenue guarantee payment of $2.4.

        Long-Term Incentive Plan    On May 12, 2005, Motion Picture Distribution Limited Partnership ("Distribution LP"), the Company's motion picture distribution subsidiary, created a trust, administered by a third party, to act as trustee for Distribution LP's Long-Term Incentive Plan ("LTIP") (see note 16). On May 13, 2005, Distribution LP funded $4.4 to the trust for exceeding certain 2004 defined distributable cash threshold amounts, subsequent to which the trustee acquired 412,925 units of the Fund on the open market for $4.4. One third of these units vested prior to September 30, 2005 and were distributed to the plan members. The remaining units are recorded at their carrying value of $3.0 and are held in the trust to be distributed under the terms of the LTIP. The trust is considered a VIE as the total investment at risk is not sufficient to permit the trust to finance its activities without additional support. Distribution LP holds a variable interest in the trust and has determined that it is the primary beneficiary of the trust and, therefore, consolidated the trust. Distribution LP has not guaranteed the value of the units held by the trust should the market value of the Fund's units decrease from the value at which the trust acquired the units. Consolidating the trust resulted in a $2.2 increase in assets, a $2.2 increase in liabilities, and had no impact on the net income of Distribution LP.

8

        Details of the amounts recorded on the consolidated balance sheet at September 30, 2005 in respect of the above adjustments are summarized below and include the impact of the tax shelter limited partnerships, the production company and the LTIP trust.

Impact of the adjustments
Accounts receivable	2.1
Investments	3.0
Other assets	(0.8)
Investment in film and television programs	1.5
Loans receivable from tax shelters	101.1

Total assets	106.9

Accounts payable and accrued liabilities	2.2
Term loans	3.6
Tax shelter participation liabilities	101.1

Total liabilities	106.9

        The impact of the adjustments from the VIEs described above on the Company's financial statements can be further explained as follows:

        The consolidation of the LTIP trust increased the Company's investments by $3.0, decreased other assets by $0.8 and increased accounts payable and accrued liabilities by $2.2.

        The consolidation of the production financing tax shelters increased the Company's loans receivable from tax shelters by $101.1 and resulted in a corresponding increase in tax shelter participation liabilities. These obligations are non-recourse to the Company and its other subsidiaries. The only impact on the consolidated statements of earnings is interest income earned on the loans receivable which was offset by interest expense on the participation liabilities.

        The consolidation of the production company increased investment in film by $1.5, accounts receivable by $2.1, term loans by $3.6, as well as increasing revenue and direct costs equally by $2.3, now that the production is 50% delivered. The increase in term loans is in respect of a $4.4 credit facility held by the production company that bears interest at a rate of prime plus 0.75% and is secured by the entity's production asset. The credit facility matures on December 31, 2006 and is non-recourse to the Company and its subsidiaries.

        The consolidation of the limited partnerships, the third party production company and the LTIP trust had no material impact on our consolidated net earnings.

        The Company also identified the following significant VIEs, however we have determined that we were not the primary beneficiary of these entities and are therefore not required to consolidate them.

        Interests held in a specialty television channel    In 2000 the Company acquired a 49% equity interest in a corporation operating a specialty television channel. In addition the Company has made loans to the entity. The Company's maximum exposure to loss at September 30, 2005 is limited to the carrying amount of its loans receivable balance of $3.7 as the carrying amount of our investment in the entity was written off in prior periods. The Company is required to fund 49% of the entity's future financing requirements. At September 30, 2005 the entity had assets of $2.8.

        Sale leaseback arrangements    Between 1999 and 2004 the Company has entered into various production financing arrangements with 13 United Kingdom limited partnerships whereby all rights, title and interests to certain film and television programs have been sold to the limited partnerships that leased back to the Company the exclusive rights to distribute such programs for periods up to 15 years. As described in the Company's December 31, 2004 Corporate Report, the Company has placed cash on deposit with superior rated banks to fund these future lease payments. The Company's maximum exposure to loss is limited to the cash on deposit which is $140.6. The Company believes that the possibility of it being required to make payments under these arrangements is remote.

        Print & advertising tax shelters    Between 1993 and 2000 a subsidiary of the Company packaged theatrical distribution activities into limited partnerships and earned fees from the sale of these partnerships to investors. These partnerships were appointed by producers to develop and execute marketing campaigns for films. In exchange for these services they received distribution fees which were reinvested in a subsidiary of the Company. That subsidiary has an obligation to repay the partnerships and has placed the cash received on deposit with various international banks that have superior ratings. Additionally, the Company entered into an Interest Support Agreement under which the Company has agreed to pay an amount to the partnerships that is sufficient to allow each of its limited partners to satisfy their interest obligations on outstanding financing loans. The amount of the Company's obligations under the Interest Support Agreement equals the interest income earned on the deposits held by the banks. Management has assessed its interests and obligations in the subsidiary that holds the deposits and has concluded that they are nominal. At September 30, 2005 the subsidiary had received cash from eight limited partnerships and had placed funds on deposit of $247.3. The amounts on deposit earn interest at rates ranging between 6.75% and 9.0% and mature between 2005 and 2011. The Company's maximum exposure to loss under these arrangements is limited to the interest income earned on the deposits. The Company believes that the possibility of it being required to make payments under these arrangements is remote.

9

        Distribution deals    As part of distribution activities principally in the Entertainment group, the Company has acquired the distribution rights for certain film and television programs developed and owned by independent production entities which are VIEs as they do not have sufficient equity financing. The Company is entitled to retain a specified percentage of the future distribution revenues for a contractually agreed period of time. In certain instances the Company may provide an initial non-refundable minimum revenue guarantee to the VIE during the production phase which is expected to be recovered through future distribution revenues. These minimum revenue guarantees are reflected in the financial statements of the Company as an investment in film and television asset when they become payable and this amount represents the Company's maximum exposure to loss. The Company has a variable interest in these VIEs through its participation in future distribution revenues of the entity but these rights do not expose the Company to a majority of the expected losses or the expected residual returns of the VIEs. Due to the number of independent production entities involved in these arrangements and also because these entities are under the control of the independent producers, the Company has not been able to establish the aggregate size of these entities.

10

3.    Investment in Film and Television Programs

(a) Investment in Film and Television Programs, Net of Amortization:

	Broadcasting	Entertainment	Motion Picture Distribution	Total
September 30, 2005
Theatrical Release
Released, net of accumulated amortization	—	9.2	133.5	142.7
Not released	—	—	15.6	15.6
Advances on unreleased films	—	—	9.9	9.9
Acquired library, net of accumulated amortization	—	—	6.5	6.5
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	160.3	10.5	170.8
Acquired library, net of accumulated amortization	—	16.0	—	16.0
Programs in progress	—	8.8	—	8.8
Broadcasting rights, net of accumulated amortization	192.8	—	—	192.8

	192.8	194.3	176.0	563.1

	Broadcasting	Entertainment	Motion Picture Distribution	Total
December 31, 2004
Theatrical Release
Released, net of accumulated amortization	—	11.0	137.0	148.0
Not released	—	—	15.8	15.8
Advances on unreleased films	—	—	21.3	21.3
Acquired library, net of accumulated amortization	—	—	8.4	8.4
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	161.3	4.3	165.6
Acquired library, net of accumulated amortization	—	19.4	—	19.4
Programs in progress	—	3.6	—	3.6
Broadcasting rights, net of accumulated amortization	185.2	—	—	185.2

	185.2	195.3	186.8	567.3

	Broadcasting	Entertainment	Motion Picture Distribution	Total
September 30, 2004
Theatrical Release
Released, net of accumulated amortization	—	21.9	139.0	160.9
Not released	—	—	13.1	13.1
Advances on unreleased films	—	—	17.6	17.6
Acquired library, net of accumulated amortization	—	—	10.2	10.2
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	143.6	—	143.6
Acquired library, net of accumulated amortization	—	20.2	—	20.2
Programs in progress	—	0.2	—	0.2
Broadcasting rights, net of accumulated amortization	197.2	—	—	197.2

	197.2	185.9	179.9	563.0

11

(b)    Supplemental cash flow information related to amortization of and investment in, film and television programs:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Amortization of film and television programs:
Broadcasting	28.9	24.6	81.2	68.9
Entertainment	38.9	7.4	110.8	72.7
Motion Picture Distribution	22.0	24.1	82.5	72.7

	89.8	56.1	274.5	214.3

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Investment in film and television programs:
Broadcasting	(34.3)	(27.1)	(88.8)	(85.9)
Entertainment	(13.8)	(25.3)	(113.3)	(91.1)
Motion Picture Distribution	(31.5)	(17.4)	(84.6)	(56.1)

	(79.6)	(69.8)	(286.7)	(233.1)

4.    Revolving Credit Facilities

	September 30, 2005	December 31, 2004	September 30, 2004
Corporate revolving credit facility — authorized	175.0	175.0	300.0
Corporate revolving credit facility — drawn	—	—	34.0
Corporate revolving credit facility — available	148.6	148.2	247.2
Distribution LP revolving credit facility — authorized	25.0	25.0	25.0
Distribution LP revolving credit facility — drawn	—	—	—
Distribution LP revolving credit facility — available	25.0	25.0	25.0
Distribution LP revolving term credit facility — authorized	50.0	50.0	50.0
Distribution LP revolving term credit facility — drawn	14.0	—	5.0
Distribution LP revolving term credit facility — available	36.0	50.0	45.0

(a)    Corporate revolving credit facility:

        On December 20, 2004 the Company completed a refinancing of substantially all of its existing corporate credit facilities.

        The corporate revolving credit facility will mature on December 20, 2009. The facility is redeemable in all or in part at the option of the Company under certain conditions.

        Advances under the corporate revolving credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points.

        Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the corporate revolving credit facility.

        The previous corporate senior revolving credit facility provided up to $300.0 in available committed credit bearing interest at rates ranging from the Banker's Acceptance rate and LIBOR plus a margin of 75 to 300 basis points, and the Canadian prime rate and the US base rate plus a margin of up to 175 basis points.

12

        As at September 30, 2005, the Company had unused corporate credit facilities aggregating $148.6 (December 31, 2004 — $148.2; September 30, 2004 — $247.2) net of outstanding letters of credit of $26.4 (December 31, 2004 — $26.8; September 30, 2004 — $18.8).

        The availability of the corporate revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

(b)    Distribution LP revolving credit facilities:

        The revolving credit facility provides up to $25.0 in borrowings bearing interest at either the Canadian prime rate and the U.S. base rate plus a margin of 100 to 200 basis points or the Bankers' Acceptance rate and the LIBOR rate plus a margin of 200 to 300 basis points. The facility is a 364-day facility that can be extended for a further 364 days upon request and upon consent of lenders holding at least two-thirds of the revolving credit facility commitment. In the quarter, the facility was extended for a further 364 days with a maturity date of October 9, 2006.

        In May 2004, Distribution LP amended and restated its credit agreement. As a result, the term loan was modified to transfer $25.0 of the term loan facility to the new revolving term credit facility. Additionally, $25.0 in new credit was authorized, creating a new revolving term credit facility of $50.0. The new facility bears interest at the same interest rates as the initial term loan and matures on October 15, 2006. Distribution LP incurred banking fees of $1.0 as a result of the restructuring of the facilities, which have been deferred and are being amortized.

        Substantially all of the assets of Distribution LP and its wholly-owned subsidiaries have been pledged as security for borrowings under the revolving credit facility, revolving term credit facility and non-revolving term facility, discussed in note 5.

        As at September 30, 2005, Distribution LP had unused credit facilities aggregating $61.0 (December 31, 2004 — $75.0; September 20, 2004 — $70.0).

        The availability of the revolving credit facility and revolving term credit facility is subject to Distribution LP's maintaining interest, consolidated indebtedness and net worth coverage ratios.

13

5.    Term Loans

	September 30, 2005	December 31, 2004	September 30, 2004
Term Loan A Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus up to 75 basis points, maturing December 20, 2009 (US$64.7) (December 31, 2004 — US$108.6)	75.2	130.6	—
Term Loan B Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin of 175 basis points, maturing December 20, 2011 (US$240.7) (December 31, 2004 — US$250.0)	279.9	300.5	—
Distribution LP non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus a margin of 150 to 250 basis points and the Banker's Acceptance rate and LIBOR plus a margin of 250 to 350 basis points, maturing October 15, 2006	50.0	50.0	50.0
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	4.6	1.0	1.0
Obligations under capital lease	1.3	1.5	1.6

	411.0	483.6	52.6

        The principal amount of all advances under the US$ denominated Term Loan A and Term Loan B Credit Facilities will be repaid in 19 and 27 consecutive quarterly instalments, respectively, which commenced June 30, 2005.

        Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the Term Loan A and B Credit Facilities.

        The availability of Term Loan A and B Credit Facilities is subject to the Company maintaining interest and indebtedness coverage ratios.

        On April 22, 2005 and July 28, 2005, the Company made prepayments on both the Term Loan A and B Credit Facilities in the amount totalling US$43.9 and US$8.1, respectively. The voluntary prepayments reduced the outstanding balance on the Term Loan A Credit Facility to US$64.7, and the Term Loan B Credit Facility to US$241.3.

        $0.8 in deferred financing costs associated with the Term Loan A and B Credit Facilities has been expensed in connection with these prepayments.

        As a result of the April 22, 2005 and July 28, 2005 prepayments, the remaining 17 and 25 principal instalments on both Term Loan A and B Credit Facilities, respectively, will be adjusted.

        The original Distribution LP non-revolving term facility of $75.0 was modified in May 2004, resulting in $25.0 of the non-revolving term facility being transferred to the new revolving term credit facility. (see note 4)

        The Distribution LP non-revolving term facility is secured by substantially all of the assets of Distribution LP, including an assignment of Distribution LP's rights in the principal distribution output agreements and a pledge of Distribution LP's equity interests in each of its subsidiaries. Additionally, the obligations of Distribution LP under the credit agreement have been guaranteed by Movie Distribution Holding Trust ("Holding Trust") and each of Distribution LP's direct and indirect wholly-owned subsidiaries. Such guarantees are secured by, in the case of Holding Trust, a pledge of its equity interests in Distribution LP and Motion Picture Distribution Inc. and, in the case of the subsidiaries, a charge over substantially all of their assets, including pledges of all equity interests held by them.

        The availability of the Distribution LP non-revolving term facility is subject to Distribution LP maintaining interest and consolidated indebtedness and net worth coverage ratios.

14

Required principal repayments are as follows:

Current	3.1
2006	64.5
2007	14.8
2008	26.5
2009	34.2
Thereafter	267.9

411.0

6.    Senior Subordinated Notes

        On December 20, 2004 the Company successfully completed a refinancing of substantially all of its existing credit facilities and repaid its senior subordinated notes.

        On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest was payable semi-annually on June 15 and December 15. The notes were redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may have been required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes were subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were recognized as deferred financing costs included in other assets.

        On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 in senior subordinated notes, respectively. The US$95.0 senior subordinated notes were issued at a 1% discount. The notes carried the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were recognized as deferred financing costs included in other assets.

7.    Share Capital and Other

	Number of shares		Value of shares
	Class A Voting Shares	Class B Non-Voting Shares	Class A Voting Shares	Class B Non-Voting Shares	Contributed Surplus	Total
Balance, December 31, 2004	2,845,071	40,387,164	39.8	683.0	2.9	725.7
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,842,754)	1,842,754	(25.7)	25.7	—	—
Shares issued from exercise of stock options and other employee programs	3,130	349,919	—	5.8	0.8	6.6
Stock option expense	—	—	—	—	1.8	1.8
Deferred share units expense	—	—	—	—	0.5	0.5

Balance September 30, 2005	1,005,447	42,579,837	14.1	714.5	6.0	734.6

        The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

        The weighted average fair value of the stock options granted during the nine months ended September 30, 2005 was $12.07 per option. As the provisions of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

15

        On March 18, 2005, the Company completed a re-organization with four individual shareholders to simplify their holdings by converting certain of the Company's Class A Voting Shares held indirectly by them into Class B Non-Voting Shares held directly by three of the shareholders. Consistent with the structure of the previous holding company, two of the individual shareholders will continue to jointly control the Company through a holding company that holds 670,995 Class A Voting Shares of the Company.

        The re-organization was the final step in a series of transactions that commenced in December 2003 when two of the individual shareholders, who were former senior officers of the Company, ceased to be employed by the Company. Their departure triggered certain obligations under contractual arrangements between the four individual shareholders, including the obligation to sell or convert certain of their shares in the Company.

        Subsequent to this re-organization, the aggregate number of outstanding Class A Voting shares and Class B Non-Voting shares remain unchanged. Prior to the restructuring, there were 2,848,201 Class A Voting Shares and 40,645,308 Class B Non-Voting Shares issued and outstanding. As a result of the restructuring, there are 1,005,447 Class A Voting Shares and 42,488,062 Class B Non-Voting Shares issued and outstanding.

        The re-organization was reviewed and approved by the Company's Corporate Governance Committee composed of three independent directors, as well as the Company's Board of Directors. The Company received regulatory approvals for the reorganization from the CRTC, the Ontario Securities Commission, the TSX and the NASDAQ National Market.

        The Company incurred costs totaling $0.7 in connection with this restructuring.

8.    Interest

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Revolving credit facilities	0.6	0.8	1.7	2.4
Term loans	6.2	1.5	18.8	4.2
Senior subordinated notes	—	12.9	—	39.0
Interest income	(1.7)	(0.9)	(6.2)	(1.6)
Interest capitalized during the period	—	—	—	(1.5)

	5.1	14.3	14.3	42.5
Amortization of deferred financing costs	1.0	1.3	2.7	3.8

	6.1	15.6	17.0	46.3

The weighted average interest rate for the nine months ended September 30, 2005 was 4.9% (September 30, 2004 — 10.6%).

9.    Investment (Gains) Losses

(a)
During the nine months ended September 30, 2005, the following investment (gains) losses were recognized:

        In July 2005, the Company converted its 679,498 Series 2-G Limited Partnership units in Cineplex Galaxy Limited Partnership to Units of the Cineplex Galaxy Income Fund. The Company subsequently sold these Units for total proceeds of $10.9, less commissions. The sale resulted in a gain of $0.9.

        The Company recorded a pre-tax impairment charge on certain investments carried at cost totaling $1.6.

(b)
During the nine months ended September 30, 2004, the following investment (gains) losses were recognized:

        In November 2003, the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership in exchange for cash consideration, 255,349 Series 1 Limited Partnership Units and the right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieved certain cash flow targets. During the nine months ended September 30, 2004, an investment gain of $1.2 was recognized as a result of marking this right to market. During the year ended December 31, 2004 these cash flow targets were met. As a result, at December 31, 2004, the right was converted to a cost investment and is no longer marked to market.

16

        The Company recorded a loss as a result of a settlement with respect to warrants the Company held in a publicly traded company, Point.360. The Company returned the warrants to Point.360 and settled all other matters for gross proceeds of $0.7, resulting in a loss of $0.6.

10.    Discontinued Operations

        As part of the Entertainment restructuring plan in December 2003 (see note 14), a decision was made to sell the Company's post-production businesses. Accordingly, the results of operations and financial position for the post-production businesses (the "Discontinued Businesses") have been reported as discontinued operations for all periods presented.

        The Entertainment restructuring plan is complete and the Discontinued Businesses have been disposed of or wound down.

        The following table presents selected financial information for the Discontinued Businesses:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Revenue	—	—	—	3.9
Direct profit	—	—	—	0.2
Loss on sale of post-production businesses	—	—	—	(1.3)
Loss before income taxes	—	—	—	(4.6)
Net loss from discontinued operations	—	—	—	(4.6)
Basic and diluted loss per common share	—	—	—	$(0.11)

11.    Earnings Per Common Share

        The basic weighted average common shares outstanding for the three months ended September 30, 2005 was 43.6 (September 30, 2004 — 43.1).

        The basic weighted average common shares outstanding for the nine months ended September 30, 2005 was 43.5 (September 30, 2004 — 43.0).

        The diluted weighted average common shares outstanding for the three months ended September 30, 2005 was 44.1 (September 30, 2004 — 43.6).

        The diluted weighted average common shares outstanding for the nine months ended September 30, 2005 was 44.1 (September 30, 2004 — 43.5).

17

12.    Commitments and Contingencies

        In December 2002, and in November 2003, a subsidiary of the Company received federal and provincial income tax reassessments for $22.0 in total, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authorities' positions will be upheld.

13.    Segmented Information

        The Company reports its results of operations in seven reportable segments, grouped into three principal business activities representing broadcasting, the motion picture distribution group of segments and the entertainment group of segments. Broadcasting consists of the Company's specialty television channels, which include 'fact and fiction' and 'lifestyle' programming. Motion picture distribution consists of the Company's 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada, the U.K. and Spain with a minority interest held by unit holders of the Movie Distribution Income Fund. The motion picture distribution group of segments is comprised of four reportable segments: Domestic Distribution, Momentum, Aurum and Alliance Atlantis Cinemas ("Cinemas"). Domestic Distribution includes the acquisition and distribution of film and television programs in Canada. Momentum includes the acquisition and distribution of film and television programs in the United Kingdom. Aurum includes the acquisition and distribution of film and television programs in Spain. Cinemas includes the exhibition of motion pictures through a chain of niche-focused movie cinemas in Canada. Entertainment has historically developed, produced, acquired and distributed primetime television drama, children's and documentary programming and in-house motion pictures. The Entertainment group no longer produces film or television programs, with the exception of the CSI franchise. The entertainment group focuses its operations upon the acquisition of distribution and other rights to content. Entertainment is comprised of two reportable segments: CSI and Other. CSI represents the Company's interest in the three CSI television series: CSI: Crime Scene Investigation, CSI: Miami, and CSI: NY.

        The Company's interest in the three CSI television series as co-producer is accounted for as a 50% jointly controlled production.

        The Company is responsible for its share of the production costs for the three CSI series, which is recorded as an increase in the Company's investment in film and television programs, and is amortized in accordance with the individual film forecast method prescribed by SoP 00-2. Other direct operating expenses include distribution expenses (prints and advertising and other direct costs), third party participation costs, including royalties and residuals, and the co-producer's share of net profits recognized by the Company arising from the CSI series. Reimbursements of previously incurred production costs are recorded when the contractual conditions for reimbursement are met, the amount is determinable and collection is reasonably assured. The amounts are collected over a period exceeding one year and are recorded at fair value as an increase in accounts receivable, a reduction of investment in film and television programs, and direct operating expense, to the extent the investment in the related television program is reduced to nil. These reductions result in sales of the CSI series generating higher margins in future periods.

        The Company is the distributor of the CSI franchise for territories outside the United States. These sales are recorded as revenue when the relevant revenue recognition criteria are met. The Company benefits from United States exploitation by recording its 50% interest in first window United States network license fees as revenue upon delivery, and its 50% interest in United States after sales (including second window cable sales, weekend syndication, video/DVD, merchandising & licensing), net of distribution fees, expenses and third party participation costs, including royalties and residuals, as revenue when the amounts are reported to the Company by the co-producer. The co-producer holds the distribution rights for United States after sales.

        Given the variability of timing in the recognition of revenues, costs, and reimbursements of previously incurred production costs associated with the CSI series, revenue, direct operating expenses and direct operating margin may vary significantly from period to period.

18

        Entertainment — Other comprises the Company's international distribution operations, which distributes both the Company's library of produced titles, as well as titles acquired from third party producers to broadcasters, video/DVD distributors, and sub-distributors worldwide.

        Corporate and Other activities primarily comprise corporate functions and historically the structured filmed entertainment financing business.

        During the year ended December 31, 2004, the Company made changes with respect to its reportable segments. The previous segment, Entertainment, is now made up of two reportable segments: CSI and Other. The Company's previous Motion Picture Distribution segment now comprises four reportable segments: Domestic Distribution, Momentum, Aurum and Cinemas. Goodwill of $2.0 previously allocated to Motion Picture Distribution is now allocated to Domestic Distribution. Goodwill of $108.7 previously allocated to Entertainment has been allocated $76.3 to CSI and $32.4 to Other. As a result of these changes, comparative financial information has been adjusted.

        Management focuses on and measures the results of operations based on direct profit and earnings before undernoted as presented on the Company's consolidated statements of earnings, provided by each business segment with the exception of the CSI segment. Management focuses on and measures the results of the CSI segment based on direct profit. Direct profit is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the film and television program or specialty television channel generating revenue. In the case of the Company's entertainment and motion picture distribution businesses, these direct costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising costs incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs. Earnings before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the film and television program or specialty television channel. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

19

(a)
Information on the Company's three principal business activities is as follows:

	Broadcasting	Entertainment	Motion Picture Distribution	Corporate and Other	Total
Three months ended September 30, 2005
Goodwill	42.4	106.3	53.2	—	201.9
Total assets	431.0	528.5	363.1	210.7	1,533.3
Additions to property and equipment	0.5	—	—	1.2	1.7
Additions to goodwill	—	—	—	—	—

Three months ended September 30, 2004
Goodwill	42.4	108.1	70.9	—	221.4
Total assets	435.0	546.0	432.5	123.8	1,537.3
Additions to property and equipment	0.6	—	0.2	1.8	2.6
Additions to goodwill	—	—	—	—	—

	Broadcasting	Entertainment	Motion Picture Distribution	Corporate and Other	Total
Nine months ended September 30, 2005
Goodwill	42.4	106.3	53.2	—	201.9
Total assets	431.0	528.5	363.1	210.7	1,533.3
Additions to property and equipment	1.2	—	0.2	2.5	3.9
Additions to goodwill	—	—	—	—	—

Nine months ended September 30, 2004
Goodwill	42.4	108.1	70.9	—	221.4
Total assets	435.0	546.0	432.5	123.8	1,537.3
Additions to property and equipment	0.9	0.1	0.3	2.7	4.0
Additions to goodwill	—	—	—	—	—

        Revenues, as presented on the consolidated statements of earnings for the three months ended September 30, 2005 are net of intersegment sales of programming of $6.2 (September 30, 2004 — $2.3) from Motion Picture Distribution — Domestic Distribution to Broadcasting.

        Revenues, as presented on the consolidated statements of earnings for the nine months ended September 30, 2005 are net of intersegment sales of programming of $12.0 (September 30, 2004 — $10.0) from Motion Picture Distribution — Domestic Distribution to Broadcasting, nil (September 30, 2004 — $2.5) from Entertainment — Other to Broadcasting, and nil (September 30, 2004 — $0.6) from Entertainment — CSI to Motion Picture Distribution — Domestic Distribution.

        During the year ended December 31, 2004, the Company sold its post-production businesses. As a result, $0.7 of Entertainment — Other goodwill was recorded against the sale.

20

(b)
Information on reportable segments of the Motion Picture Distribution group is as follows:

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
Three months ended September 30, 2005
Revenue	79.4	16.6	16.7	3.5	116.2
Direct profit	16.5	5.4	5.6	0.5	28.0
Earnings before undernoted and discontinued operations	8.7	4.0	4.4	0.4	17.5
Goodwill	2.0	11.1	40.1	—	53.2
Total assets	164.2	87.7	106.6	4.6	363.1
Additions to property and equipment	—	—	—	—	—
Additions to goodwill	—	—	—	—	—

Three months ended September 30, 2004
Revenue	79.6	18.5	11.7	4.4	114.2
Direct profit (loss)	21.3	(0.5)	2.4	1.0	24.2
Earnings (loss) before undernoted and discontinued operations	17.0	(2.2)	1.3	0.8	16.9
Goodwill	2.0	12.4	56.5	—	70.9
Total assets	189.4	94.4	141.4	7.3	432.5
Additions to property and equipment	0.2	—	—	—	0.2
Additions to goodwill	—	—	—	—	—

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
Nine months ended September 30, 2005
Revenue	209.3	57.8	28.5	9.3	304.9
Direct profit	42.8	9.0	5.1	1.1	58.0
Earnings before undernoted and discontinued operations	19.8	4.7	1.0	0.6	26.1
Goodwill	2.0	11.1	40.1	—	53.2
Total assets	164.2	87.7	106.6	4.6	363.1
Additions to property and equipment	0.2	—	—	—	0.2
Additions to goodwill	—	—	—	—	—

Nine months ended September 30, 2004
Revenue	256.4	64.4	32.9	11.2	364.9
Direct profit	57.5	7.7	4.6	2.3	72.1
Earnings before undernoted and discontinued operations	44.9	3.3	2.9	1.7	52.8
Goodwill	2.0	12.4	56.5	—	70.9
Total assets	189.4	94.4	141.4	7.3	432.5
Additions to property and equipment	0.3	—	—	—	0.3
Additions to goodwill	—	—	—	—	—

21

        The following table outlines further revenue information on Motion Picture Distribution:

	Theatrical	Video/DVD	Television	Total
Three months ended September 30, 2005
Domestic Distribution	22.3	38.0	19.1	79.4
Momentum Pictures	0.4	13.9	2.3	16.6
Aurum	4.3	2.7	9.7	16.7
Alliance Atlantis Cinemas	3.5	—	—	3.5

	30.5	54.6	31.1	116.2

Three months ended September 30, 2004
Domestic Distribution	20.5	44.7	14.4	79.6
Momentum Pictures	0.8	16.4	1.3	18.5
Aurum	3.7	2.3	5.7	11.7
Alliance Atlantis Cinemas	4.4	—	—	4.4

	29.4	63.4	21.4	114.2

	Theatrical	Video/DVD	Television	Total
Nine months ended September 30, 2005
Domestic Distribution	46.7	119.5	43.1	209.3
Momentum Pictures	6.3	40.0	11.5	57.8
Aurum	5.9	8.9	13.7	28.5
Alliance Atlantis Cinemas	9.3	—	—	9.3

	68.2	168.4	68.3	304.9

Nine months ended September 30, 2004
Domestic Distribution	58.0	157.8	40.6	256.4
Momentum Pictures	12.4	45.8	6.2	64.4
Aurum	4.9	22.3	5.7	32.9
Alliance Atlantis Cinemas	11.2	—	—	11.2

	86.5	225.9	52.5	364.9

        Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

22

(c)
Information on reportable segments of the Entertainment group is as follows:

	CSI	Other	Total
Three months ended September 30, 2005
Revenue	50.3	16.6	66.9
Direct profit (loss)	23.0	(3.4)	19.6

Three months ended September 30, 2004
Revenue	43.9	1.6	45.5
Direct profit	22.6	2.2	24.8

	CSI	Other	Total
Nine months ended September 30, 2005
Revenue	206.4	41.2	247.6
Direct profit	82.2	0.2	82.4

Nine months ended September 30, 2004
Revenue	111.5	43.2	154.7
Direct profit	33.9	13.2	47.1

(d)
Geographical information, based on customer location, is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Revenue
Canada	154.5	143.0	446.8	466.1
United States	25.4	33.2	89.8	63.3
United Kingdom	19.8	21.7	68.5	72.7
Spain	15.9	14.3	31.3	37.3
Other Foreign	31.5	2.2	115.6	54.2

	247.1	214.4	752.0	693.6

        All of the Company's broadcast licences and the majority of the Company's capital assets are in Canada. With the exception of goodwill and other intangibles arising from the acquisition of Aurum in May 2004, all of the Company's goodwill and other intangibles are in Canada.

(e)
A breakdown of the Company's Broadcasting revenue is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Subscriber	30.1	28.0	89.3	81.9
Advertising	33.0	25.4	107.3	87.9
Other	0.9	1.2	2.6	3.5

	64.0	54.6	199.2	173.3

23

14.    Review of Operations of Entertainment

        In December 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. The restructuring decision was made based on a continued weakened international demand for prime-time dramatic programming. Under the restructuring plan, Entertainment will no longer produce prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. The Company plans to fulfill existing contracted production obligations.

        The total cost of the Entertainment restructuring plan was $227.6. The restructuring is complete and management does not expect to incur further costs related to the restructuring.

        As at September 30, 2005, $0.9 of employee costs remain unpaid.

15.    Business Acquisitions

        During the year ended December 31, 2004, the following business acquisitions occurred:

(a)
On May 12, 2004 Distribution LP acquired 100% of the issued and outstanding shares of Aurum, a Spanish based company that distributes motion pictures in all media (theatrical, video/DVD and television), for cash consideration of $55.2, which included $1.8 in cash expenses.

        The purchase price was funded through increased borrowing under Distribution LP's credit facility, and issuance of Ordinary LP Units. Distribution LP entered into an amended and restated credit agreement with its lenders to increase the authorized borrowing under its credit facility from $100.0 to $125.0. The Fund completed a private placement of 1,436,000 units from treasury at a price of $10.45 per unit. The Fund applied the gross proceeds of the private placement to acquire 1,436,000 Ordinary LP Units of Distribution LP. In order to maintain its 51.0% interest in Distribution LP, the Company acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 from the offering of Ordinary LP Units.

24

        The acquisition was accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The purchase price has been allocated as follows:

Net assets acquired
Cash	20.5
Accounts receivable	25.2
Investment in film and television programs
Released, net of accumulated amortization	39.1
Not released, Film advances	6.8
Property and equipment	0.5
Goodwill	60.0
Customer relationships	2.9
Future income taxes	3.8
Prepaid expenses and other assets	0.5

Total assets acquired	159.3
Less: liabilities assumed
Accounts payable and accrued liabilities	16.7
Distribution and participation liabilities	53.3
Deferred revenue	6.6
Revolving credit facility	27.5

Net assets acquired	55.2

        The purchase price allocation was prepared based on all relevant information, including consideration of the findings of professional valuators.

        During the quarter ended June 30, 2005, management determined that an over-accrual of participation liabilities in the amount of $2.7 was recorded as at May 12, 2004 as a result of the application of incorrect accrual rates. Subsequently, in the period ending September 30, 2005, management determined that a further under-accrual of participation liabilities existed as at May 12, 2004 in the amount of $0.8 leading to a net over-accrual of participation liabilities of $1.9. Management has revised the purchase price allocation to reduce participation liabilities which has resulted in a reduction in goodwill. In addition, an over-accrual of $0.2 of participation liabilities accrued in the period from May 12, 2004 to December 31, 2004 was noted. Accordingly, this was adjusted in the quarter ended June 30, 2005 by reducing accounts payable and accrued liabilities and participation expense by $0.2.

        The Company is pursuing resolution of certain matters which could result in a potential recovery of certain amounts. The amount of such recovery, if any, cannot be determined at this time but may be material. Any adjustment to the purchase price allocation will result in a change in recorded Goodwill.

(b)
In June 2004, the Company purchased the remaining 5% minority interest in IFC Canada for cash and other consideration of $0.6. The acquisition has been accounted for by the purchase method and has resulted in an increase to goodwill of $0.6. As a result of the transaction, IFC Canada is now wholly owned.

(c)
During the year ended December 31, 2004, the Company made revisions to certain purchase equations as a result of adjustments to exit and restructuring accruals made on the acquisition of certain subsidiaries. The revisions resulted in a decrease in goodwill of $1.7.

16.    Distribution LP Compensation Plans

(a)
Company funded plans:

        The Company has established a Consideration Pool Plan, an Equity Bonus Pool Plan and a Capital Pool Plan for the benefit of certain qualifying employees of Distribution LP. The Company will fund 100% of these compensation plans, not Distribution LP.

25

        Consideration Pool Plan    Under the Consideration Pool Plan, participating Distribution LP employees will be entitled to cash retention payments from a pool of up to $6.0 to be paid over a four-year period, commencing in February 2005 and terminating January 2008. Payments to be made under this Plan will be recognized as compensation expense as earned by the participating employees throughout the term of this plan. For the three months and nine months ended September 30, 2005, Distribution LP recognized $0.5 and $3.1, respectively, of compensation expense under the Consideration Pool Plan (September 30, 2004 — nil).

        Equity Bonus Pool Plan    Under the Equity Bonus Pool Plan, participating employees will be entitled to cash awards from a pool of up to $10.0 upon conversion or sale of Subordinated LP Units of Distribution LP owned by the Company. Payments to be made under this plan will be recognized as a compensation expense as earned by the participating employees over the expected life of the plan, which is based on management's estimate of the Conversion Date (as defined in the Limited Partnership Agreement). For the three months and nine months ended September 30, 2005, Distribution LP recognized $0.7 and $1.9, respectively, of compensation expense under the Equity Bonus Pool Plan (September 30, 2004 — nil).

        Capital Pool Plan    Under the Capital Pool Plan, participating employees will be granted up to 600,000 options to purchase preferred shares of an indirect subsidiary of the Company at an exercise price of $0.01 per share.

        Provided that Distribution LP meets certain cash distribution targets, the options will vest at the rate of 25% per calendar year on December 31 of each year commencing in 2005. If vesting does not occur on December 31 of any calendar year because the distribution targets were not satisfied, the options that were to have vested will be carried forward and will vest on the date when the missed cash distribution payments are subsequently made. If the missed cash distribution payments are not made prior to the conversion date (as defined in the Limited Partnership Agreement), the options will terminate.

        After an option has been exercised, participants will have the right to exchange the preferred shares received for Subordinated LP Units from the Company's existing holdings (or if the exercise occurs on or after the conversion date, Ordinary LP units) on a one-for-one basis. If this right is exercised, the Company will have the right to substitute the Subordinated LP Units to be delivered with (i) Fund units (ii) cash or (iii) any combination of Subordinated LP Units, Fund units and cash.

        In addition to the options granted to participating employees, on a quarterly basis effective October 1, 2004, the General Partner will pay to each participant, as additional employment income, an amount equal to the quarterly distributions that the Company would be paid on the 600,000 Subordinated LP Units set aside under this Plan ("Employment Distribution Amount"). The Company will have no further rights to receive distributions on the 600,000 Subordinated LP Units governed by this Plan.

        For the three months and nine months ended September 30, 2005, Distribution LP recognized $0.7 and $2.1, respectively, of compensation expense under the Capital Pool Plan (September 30, 2004 — nil).

        As a result of the establishment of the above noted employee compensation plans, the Distribution LP Long Term Incentive Plan was amended in February 2005, effective January 2004.

(b)    Distribution LP funded plans:

        Distribution LP Long Term Incentive Plan ("LTIP")    Effective January 1, 2004, certain key employees and officers of Distribution LP became eligible to participate in the LTIP. Under the LTIP agreement (amended February 2005, effective January 2004), Distribution LP will set aside a pool of funds based upon the amount, if any, by which the Fund's distributable cash per unit for the entire year, exceeds certain defined distributable cash per unit threshold amounts. The pool of funds will be transferred to a Plan Trustee, which will use the entire amount transferred to purchase Fund units on the open market. The Plan Trustee will hold the Fund units until such time as ownership vests to each participant. Units held in trust will vest as to one-third of the units 30 days after the Trustee's of the Fund approve the audited financial statements for the corresponding year and as to one-third on each of the two subsequent anniversaries of that date. LTIP participants will be entitled to receive distributions on all Fund units held for their account prior to the applicable vesting date. Unvested units held by the Trustee for LTIP participants will be forfeited if the participant resigns or is terminated for cause prior to the applicable vesting date, and those Fund units will be sold and the proceeds returned to Distribution LP and excluded from future LTIP calculations.

26

        At September 30, 2005, the LTIP provided for awards that may be earned based on the amount by which Distribution LP's distributable cash per unit exceeds a target distribution amount of $1.15 per unit per annum. The base distributable cash amount is subject to adjustment at least every three years. The percentage amount of the excess, which forms the LTIP incentive pool, is calculated as follows:

Excess Amount Percentage	Incentive Amount Percentage
Zero to 5%	5% of any excess amount
> 5% to 10%	5% of any excess amount to 5% 10% of an excess amount over 5%
>10% to 20%	5% of any excess amount to 5% 10% of any excess amount over 5% to 10% plus 20% of any excess amount over 10% to 20%
>20%	5% of any excess amount to 5% 10% of any excess amount over 5% to 10% plus 20% of any excess amount over 10% to 20%, plus 30% of any excess amount over 20%

        For the three months and nine months ended September 30, 2005, the Distribution LP recognized $0.3 and $0.7, respectively, of compensation expense under the Distribution LP LTIP (September 30, 2004 — nil).

17.    Seasonality

        Results of operations for any period are dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

        The CSI segment's revenues are generally highest in the first, second, and, particularly, the fourth calendar quarter. Revenues in the first and fourth calendar quarter are driven primarily by deliveries of first window CSI episodes to US and other English language broadcasters. Second calendar quarter revenues are driven by international foreign language first window sales of CSI, which generally lag US and other English language sales. The other revenue streams, including second window revenues, video/DVD and merchandising and licensing, are less seasonal but can have significant variations from period to period.

        Revenues in the Entertainment — Other segment are dependent on the timing and number of film and television programs delivered to broadcasters and do not necessarily correlate to broadcast seasons. Consequently, results of operations for this segment may fluctuate significantly from period to period.

        For Broadcasting, advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

18.    (Gain) Loss on Disposal of Assets

(a)
During the nine months ended September 30, 2005, the following gain was recognized:

        During the quarter ended September 30, 2005, Distribution LP and its joint venture partner sold Fifth Avenue Cinema for consideration of $4.4, net of closing costs. A gain in the amount of $3.7 (before deducting the share for minority interest) was recognized on the sale of assets with carrying values of $0.7.

(b)
During the nine months ended September 30, 2004, the following loss was recognized:

        The Company recorded losses of $0.2 as a result of impairment of certain property and equipment.

27

19.    Comparative Amounts

        Certain amounts presented in the prior period have been reclassified to conform to the presentation adopted in the current year.

20.    Subsequent Event

        On October 21, 2005, Distribution LP and its joint venture partner sold University 4 Cinema to Empire Co. Ltd., a related party, for consideration of $1.4, net of closing costs. This sale resulted in a gain in the amount of $0.5 (before deducting the share for minority interest) on the sale of assets with carrying values of $0.9.

28

Q3 – 2005

Management's Discussion And Analysis
Of Financial Condition And Results Of Operations

For the Three Months and Nine Months Ended
September 30, 2005 and September 30, 2004
(Unaudited)

TABLE OF CONTENTS

PAGE
OVERVIEW OF THE BUSINESS	4
CONSOLIDATED RESULTS OF OPERATIONS	5-6
SUMMARY OF QUARTERLY RESULTS	7
PRIMARY BUSINESS PERFORMANCE	8-19
BROADCAST	8-11
ENTERTAINMENT	11-14
MOTION PICTURE DISTRIBUTION	14-19
CORPORATE AND OTHER	19
OTHER STATEMENT OF EARNINGS ITEMS	20-21
LIQUIDITY AND CAPITAL RESOURCES	21-23
SUBSEQUENT EVENTS	23
RELATED PARTY TRANSACTIONS	24
OUTSTANDING SHARES	24
OFF BALANCE SHEET ARRANGEMENTS	24
MARKET RISK	24
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	25
ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS	25-27
FINANCIAL INSTRUMENTS	27
INDUSTRY RISK AND UNCERTAINTIES	27
USE OF NON-GAAP FINANCIAL MEASURES	28-30

Management's Discussion and Analysis of Financial Condition and Results of Operations

        Management's discussion and analysis of the financial position and results of operations is prepared at November 10, 2005, and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the notes therein.

        This report covers the nine-month period from January 1, 2005 through September 30, 2005, representing the first three quarters of the current fiscal year from January 1, 2005 through December 31, 2005, referred to as Fiscal 2005. This Management's Discussion and Analysis of Financial Condition and Results of Operations compares the three and nine months ended September 30, 2005 with the three and nine months ended September 30, 2004.

        This discussion contains forward-looking statements. Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion. The forward-looking information contained herein is current only as at the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview of the Business

        The Company's principal business activities are Broadcasting, Entertainment and Motion Picture Distribution. Over the past few years, the Company has transformed itself into a streamlined, broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and other related activities.

        The Company's focus on debt reduction has resulted in an improved capital structure. This has been achieved through several key initiatives including the exit of the capital-intensive production business (with the exception of the CSI franchise), monetizing a 49% interest in the Company's motion picture distribution operations and re-financing substantially all of its existing credit facilities on superior terms, resulting in a significantly strengthened balance sheet.

Broadcasting

        The Company has a controlling ownership interest in and operates 13 Canadian specialty television channels — Showcase Television, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel, Fine Living and IFC Canada. Each of these channels carries a strong, clear brand which, the Company believes, enables it to stand out and excel in a competitive marketplace. The channels are aligned in two core genres ("fact and fiction" and "lifestyle") and are supported by a supply of high quality content acquired from leading domestic and international producers. The Company also has a 50% interest in two established Canadian French-language specialty television channels (Series+ and Historia) and a minority interest in three other English-language channels (ONE: The Body, Mind and Spirit Channel, Scream and The Score).

Entertainment

        The Company is a 50% co-owner and co-producer of the successful CSI franchise, in partnership with CBS Productions, and distributor for territories outside the United States. CSI:Crime Scene Investigation, now into its sixth season, has been licenced in over 200 territories worldwide with over 119 episodes delivered, and is currently the #1 dramatic series on U.S. television (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 - 10/23/05), with an average weekly audience of more than 28.5 million viewers for initial episode telecasts. CSI: Miami, now into its fourth season, has also been licenced in over 200 territories worldwide with over 75 episodes delivered, and is one of the top five dramatic series on U.S. television (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 - 10/23/05). CSI: NY, now into its second season, has been licenced in the U.S. and Canada, numerous key international territories including the U.K., France, Germany, Spain and Australia, as well as over 200 other territories worldwide. CSI: NY was the #1 new show for CBS during the 2004/05 Broadcast Season, and remains the #1 show for its timeslot (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+demo for 09/19/05 - 10/30/05). The Company continues to aggressively licence this valuable franchise in all available international markets.

        The Company also licences its library of approximately 1,000 titles representing approximately 5,000 hours of programming rights to broadcasters, video/DVD distributors and sub-distributors worldwide.

Motion Picture Distribution

        The Company's Motion Picture Distribution business, through its 51% indirect ownership interest in Motion Picture Distribution LP ("Distribution LP"), is the largest distributor of motion pictures in Canada in terms of number of releases, with a growing presence in the United Kingdom through Momentum Pictures, and in Spain through the acquisition of Aurum Producciones, S.A. ("Aurum") (May 2004).

        The Company indirectly owns the 51% limited partnership interest in Distribution LP. Movie Distribution Income Fund (the "Fund"), which trades on The Toronto Stock Exchange under the symbol FLM.UN, indirectly owns a 49% limited partnership interest in Distribution LP.

        Distribution LP distributes motion pictures for theatrical release, in video/DVD format and to television broadcasters (conventional/cable/VOD/SVOD). In Canada, Distribution LP has exclusive output agreements with a diverse group of leading independent studios, including New Line Cinema, Miramax Films, Focus Features, Newmarket Films and Remstar. The Company also enjoys a catalogue of approximately 5,500 titles. This library is available for exploitation in video/DVD and television. By releasing a large number of motion pictures through multiple distribution platforms, Distribution LP creates a diversified portfolio of releases, which generates a relatively predictable and stable stream of cash flow. Monthly cash distributions to owners of the units of Distribution LP are paid out of the distributable cash generated by the business.

Corporate and Other

        The Company's Corporate and Other segment is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments, as well as corporate activities that are being wound down.

Consolidated Results of Operations

        The following table presents a consolidated summary of the Company's operations for the three months ended September 30, 2005 and 2004 (in millions of Canadian dollars):

	September 2005%[1]		September 2004%[1]		% Increase (decrease) 2005 over 2004
	(unaudited)		(unaudited)
Revenue
Broadcasting	64.0	25.9	54.6	25.5	17.2
Entertainment	66.9	27.1	45.5	21.2	47.0
Motion Picture Distribution	116.2	47.0	114.2	53.3	1.8
Corporate and Other	—	—	0.1	—	—

	247.1	100.0	214.4	100.0	15.3

Direct operating expenses
Broadcasting	32.4	50.6	29.0	53.1	11.7
Entertainment	47.3	70.7	20.7	45.5	128.5
Motion Picture Distribution	88.2	75.9	90.0	78.8	(2.0)
Corporate and Other	—	—	—	—	—

	167.9	67.9	139.7	65.2	20.2

Direct profit[2]
Broadcasting	31.6	49.4	25.6	46.9	23.4
Entertainment	19.6	29.3	24.8	54.5	(21.0)
Motion Picture Distribution	28.0	24.1	24.2	21.2	15.7
Corporate and Other	—	—	0.1	100.0	—

	79.2	32.1	74.7	34.8	6.0

Selling, general and administrative	39.8	16.1	35.1	16.4	13.4
Stock-based compensation	4.4	1.8	2.8	1.3	57.1

Operating Expenses	44.2	17.9	37.9	17.7	16.6

Earnings (loss) before undernoted (EBITDA2)
Broadcasting	14.5	22.7	11.8	21.6	22.9
Entertainment	12.8	19.1	17.0	37.4	(24.7)
Motion Picture Distribution	17.5	15.1	16.9	14.8	3.6
Corporate and Other	(9.8)	—	(8.9)	—	(10.1)

	35.0	14.2	36.8	17.2	(4.9)

Earnings from operations before undernoted and discontinued operations (operating earnings2)	17.2	7.0	8.5	4.0	102.4

Net operating earnings[2]	10.4	4.2	10.0	4.7	4.0

Net earnings	12.2	4.9	18.9	8.8	(35.4)

Notes:

1
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings from operations before undernoted and discontinued operations, net operating earnings, net earnings, and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

2
See note on non-GAAP measures on [page 28].

Consolidated Results of Operations

        The following table presents a consolidated summary of the Company's operations for the nine months ended September 30, 2005 and 2004 (in millions of Canadian dollars):

	September 2005%[1]		September 2004%[1]		% Increase (decrease) 2005 over 2004
	(unaudited)		(unaudited)
Revenue
Broadcasting	199.2	26.5	173.3	25.0	14.9
Entertainment	247.6	33.0	154.7	22.3	60.1
Motion Picture Distribution	304.9	40.5	364.9	52.6	(16.4)
Corporate and Other	0.3	—	0.7	0.1	(57.1)

	752.0	100.0	693.6	100.0	8.4

Direct operating expenses
Broadcasting	93.2	46.8	79.2	45.7	17.7
Entertainment	165.2	66.7	107.6	69.6	53.5
Motion Picture Distribution	246.9	81.0	292.8	80.2	(15.7)
Corporate and Other	—	—	—	—	—

	505.3	67.2	479.6	69.1	5.4

Direct profit[2]
Broadcasting	106.0	53.2	94.1	54.3	12.6
Entertainment	82.4	33.3	47.1	30.4	74.9
Motion Picture Distribution	58.0	19.0	72.1	19.8	(19.6)
Corporate and Other	0.3	100.0	0.7	100.0	(57.1)

	246.7	32.8	214.0	30.9	15.3

Selling, general and administrative	120.5	16.0	98.5	14.2	22.3
Stock-based compensation	5.4	0.7	6.8	1.0	(20.6)

Operating Expenses	125.9	16.7	105.3	15.2	19.6

Earnings (loss) before undernoted (EBITDA2)
Broadcasting	55.5	27.9	50.4	29.1	10.1
Entertainment	65.9	26.6	28.0	18.1	135.4
Motion Picture Distribution	26.1	8.6	52.8	14.5	(50.6)
Corporate and Other	(26.7)	—	(22.5)	—	(18.7)

	120.8	16.1	108.7	15.7	11.1

Earnings from operations before undernoted and discontinued operations (operating earnings2)	83.7	11.1	20.2	2.9	314.4

Net operating earnings[2]	51.6	6.9	19.7	2.8	161.9

Net earnings (loss)	46.1	6.1	20.1	2.9	129.4

Notes:

1
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings from operations before undernoted and discontinued operations, net operating earnings, net earnings and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

2
See note on non-GAAP measures on [page 28].

Summary of Quarterly Results

        The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for last eight quarters ended September 30, 2005 (in millions of Canadian dollars except for per share amounts):

	Quarter Ended				Quarter Ended
	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
	(unaudited)				(unaudited)
Revenue	247.1	240.1	264.8	323.9	214.4	267.6	211.6	267.8
Direct profit (loss)[1]	79.2	89.2	78.3	98.0	74.7	73.3	66.0	(113.5)

Earnings
Earnings (loss) before undernoted (EBITDA)[1]	35.0	47.1	38.7	50.8	36.8	38.8	33.1	(166.9)
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings)[1]	17.2	35.3	31.2	(10.4)	8.5	7.5	4.2	(244.6)
Net earnings (loss) before discontinued operations	12.2	10.7	23.2	9.1	18.9	7.0	(1.2)	(136.6)
Net earnings (loss)	12.2	10.7	23.2	9.6	18.9	3.2	(2.0)	(151.7)
Earnings (loss) per Common Share before discontinued operations
Basic	$0.28	$0.25	$0.53	$0.21	$0.44	$0.16	($0.03)	($3.19)
Diluted	$0.28	$0.24	$0.52	$0.21	$0.43	$0.16	($0.03)	($3.19)
Earnings (loss) per Common Share
Basic	$0.28	$0.25	$0.53	$0.22	$0.44	$0.07	($0.05)	($3.54)
Diluted	$0.28	$0.24	$0.52	$0.22	$0.43	$0.07	($0.05)	($3.54)

Note:

1
See note on non-GAAP measures on page 28.

        Results of operations for any period are dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

        The CSI segment's revenues are generally highest in the first, second, and, particularly, the fourth calendar quarter. Revenues in the first and fourth calendar quarter are driven primarily by deliveries of first window CSI episodes to US and other English language broadcasters. Second calendar quarter revenues are driven by international foreign language first window sales of CSI, which generally lag US and other English language sales. The other revenue streams, including second window revenues, video/DVD and merchandising and licensing, are less seasonal but can have significant variations from period to period.

        Revenues in the Entertainment — Other segment are dependent on the timing and number of film and television programs delivered to broadcasters and do not necessarily correlate to broadcast seasons. Consequently, results of operations for this segment may fluctuate significantly from period to period.

        For Broadcasting, advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

Primary Business Performance1

        The Company's principal business activities are Broadcasting, Entertainment and Motion Picture Distribution.

Broadcasting

        The Company operates and has a controlling interest in 13 Canadian specialty television channels. It also has a 50% interest in two Canadian French-language specialty channels and a minority interest in three other English-language specialty television channels. Canadian specialty television channels are niche programming services, centred around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e., cable, direct-to-home satellite ("DTH"), telecommunications system, or multipoint distribution system). The Company's channels are focused on two core genres — "fact and fiction" and "lifestyle" programming.

        The Company is committed to growing its broadcasting presence by focusing on four key areas: (i) strong channel brands, (ii) innovative and high quality programming, (iii) innovative and exceptional sales and marketing, and (iv) selectively launching new channels.

  i.
  Continue to develop strong channel brands in-house and with leading international broadcasters.    All of the Company's channels have well-developed, recognizable brands. Some have been created by the Company (Life Network, Showcase Television, Showcase Action, Showcase Diva, and History Television). Others are in partnership with leading international broadcasters such as Scripps (HGTV Canada, Food Network Canada, and Fine Living Canada), National Geographic (National Geographic Canada), BBC (BBC Canada and BBC Kids), and Discovery (Discovery Health Channel). Each of these brands has been developed to stand out in a competitive marketplace.

  ii.
  Continue to offer high quality programming to support brands and drive ratings.    The Company ensures each of its channels offers high quality programming to its viewers. This approach has driven strong growth in ratings. For the period July to September of 2005, three of the Company's established analog channels ranked in the top 10 of all Canadian analog specialty networks(2). In the same period, the Company also had four digital networks ranked in the top 10, and six in the top 20(3). Programming is sourced from leading Canadian and international producers (Six Feet Under, Rescue Me, Dead Like Me, Weeds, L Word) channel partners (e.g. Food Network; Iron Chef America, Unwrapped) and the Company itself (e.g. CSI: Crime Scene Investigation and the extensive library of programming rights owned by the Company).

  iii.
  Continue to lead industry in advertising sales growth with integrated sales and marketing.    The Company is an industry leader in terms of advertising sales growth. During the Canadian broadcast year ended August 31, 2004, the Company's advertising sales grew 28% on its analog channels and 64% on its digital channels compared to the Canadian specialty channel industry average of 16% and 64% respectively, as reported by the Canadian Radio-television and Telecommunications Commission ("CRTC"). This leadership position is the result of an innovative and integrated marketing and sales platform and a complementary portfolio of channels, which is primarily targeted at adults aged 25-54.

  iv.
  Selectively launch new channels.    The Company may extend its own brands within Canada by selectively launching new digital channels (e.g., Fine Living Canada launched in September 2004) or HD or VOD/SVOD versions of its existing channels. It may also acquire broadcasting assets that complement its current channel profile.

        The channels earn revenue from two primary sources: money paid by advertisers who purchase advertising on the channel, and monthly fees paid by distribution undertakings based on the number of subscriptions to the channel. The Company sells advertising nation-wide through its in-house advertising sales team and retains 100% of the available advertising inventory of approximately 12 minutes per hour. Where a specialty service is carried as part of the basic cable package, the subscriber fees are regulated by the CRTC. The Company's services are carried on a discretionary tier where rates are not regulated and are negotiated directly with the signal distributors. Additionally, other Broadcasting revenues are generated from the rental of facilities and licence fees earned on the distribution of certain programming.

1
Management focuses on and measures the results of its operations based on direct profit and earnings (loss) before undernoted, as presented on the Company's consolidated statements of earnings (loss), provided by each business segment (for further discussion on the business segments refer to note 13 of the Company's consolidated financial statements). Also see non-GAAP measures on page 28.

2
Source: Nielsen Media Research: Persons 25-54 AMA Mon to Sun 6am to 6am 6/27/05 - 9/25/05

3
Source: Nielsen Media Research: Persons 25-54 AMA Mon to Sun 6am to 6am 6/27/05 - 9/25/05

        Continuing a five-year trend, the Company's channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2004. Our channels' total regulated revenue grew by 18% during the broadcast year ended August 31, 2004, compared to an overall industry growth of 9%, as reported by the CRTC. For the broadcast year ended August 31, 2004 the Company held a 12% market share of total regulated revenue in the specialty TV sector.

        The Company signed carriage agreements for all of its digital channels which have resulted in each of them being available to almost every digital household in Canada. Our digital channels enjoy strong subscriber levels, each with between 900,000 and in excess of 1,300,000 subscribers (with the exception of Fine Living Canada which launched later than the other channels). Out of the approximately 50 digital channels that have launched to date, Nielsen Media research indicates that our seven digital channels launched at that time accounted for 34% of digital television viewers in the 2004 Broadcast Year (year-end August 31, 2004).

        The Company expects its seven established analog channels to demonstrate continued growth in advertising sales. Also, with the number of households in Canada equipped with digital technology projected to continue to grow, growth for the Company's eight digital specialty television channels is expected to be strong in terms of subscriber revenues, as well as in terms of audience growth and advertising revenues.

Results of Operations

        The following table presents a summary of Broadcasting operations for the three months and nine months ended September 30, 2005 and 2004 (in millions of Canadian dollars):

	2005	2004	$ Increase	% Increase
	(unaudited)
Three months ended September 30,
Revenue	64.0	54.6	9.4	17.2
Direct operating costs	32.4	29.0	3.4	11.7

Direct profit	31.6	25.6	6.0	23.4
Operating expenses	17.1	13.8	3.3	23.9

Earnings before undernoted (EBITDA)	14.5	11.8	2.7	22.9

	2005	2004	$ Increase	% Increase
Nine months ended September 30,
Revenue	199.2	173.3	25.9	14.9
Direct operating costs	93.2	79.2	14.0	17.7

Direct profit	106.0	94.1	11.9	12.6
Operating expenses	50.5	43.7	6.8	15.6

Earnings before undernoted (EBITDA)	55.5	50.4	5.1	10.1

        For comparative purposes, the following table outlines supplemental information on the Company's Broadcasting revenue that has not been shown on the consolidated statements of earnings (in millions of Canadian dollars):

	Three months ended September 30,		Nine Months ended September 30,
	2005	2004	2005	2004
	(unaudited)		(unaudited)
Broadcasting Revenue
Analog channels
Subscriber	22.3	21.9	66.6	64.4
Advertising	30.8	24.1	100.5	84.3
Other	0.9	1.2	2.6	3.5

	54.0	47.2	169.7	152.2

Digital channels
Subscriber	7.8	6.1	22.7	17.5
Advertising	2.2	1.3	6.8	3.6

	10.0	7.4	29.5	21.1

Total Broadcasting	64.0	54.6	199.2	173.3

        For the three months ended September 30, 2005, the analog channels recorded a 14.4% growth in revenue from $47.2 million to $54.0 million. For the nine months ended September 30, 2005, the analog channels recorded a 11.5% growth in revenue from $152.2 million to $169.7 million. These increases were primarily the result of growth in advertising revenues, as the Company continues to be a leader in the fundamental shift of Canadian television viewers toward Specialty and Pay television channels from conventional broadcast channels. Total advertising revenues increased by 29.9% in the current quarter and 22.1% for the nine months ended September 30, 2005. Analog channels' advertising revenue, on its own, increased 27.8% for the quarter and 19.2% for the nine months ended September 30, 2005 compared to the equivalent periods in the prior year. The growth in advertising revenue reflects strong growth in audiences, with particularly strong growth for Showcase Television, Food Network Canada and HGTV Canada. The Company's analog channels' advertising revenue growth was driven by growth in the inventory sell-out rate and by maximizing the value of the demographics the Company captures with its channels. The Company expects specialty television advertising revenue share to continue to grow. According to Neilson Media, Canadian specialty television channels still accounted for only 33% of total Canadian television advertising revenue in 2003/2004 even though the English language specialty and pay television audience share in Canada (for both Canadian services and U.S. services such as CNN and A&E) was 52% in 2004.

        The digital specialty television channels' revenue was $10.0 million for the three months ended September 30, 2005 compared to $7.4 million for the three months ended September 30, 2004, representing a 35.1% growth in revenue. For the nine months ended September 30, 2005, the digital specialty television channels' revenue increased $8.4 million or 39.8% to $29.5 million. These favourable variances are primarily a result of an increase in the number of subscribers. As mentioned above, our digital channels enjoy strong subscriber levels, each with between 0.9 million and 1.3 million subscribers (with the exception of Fine Living Canada which launched later than the other channels). In addition, total paid subscribers for the digital channels which the Company has controlling ownership grew from 6.1 million subscribers at September 30, 2004 to 7.3 million subscribers at September 30, 2005, an increase of 19.7%. The Company's digital specialty television channels' advertising revenue growth was driven by volume, as these newer channels continue to attract a growing number of audiences and advertisers. The Company's digital specialty television channels were launched towards the end of the September 2001 quarter. As previously noted, the Company has four digital networks ranked in the top 10, and six in the top 20.

        Total paid subscribers for the channels in which the Company holds a controlling ownership grew 7.8% to 38.5 million subscribers at September 30, 2005 compared to 35.7 million subscribers at September 30, 2004.

        Broadcasting direct profit increased 23.4% for the three months ended September 30, 2005 over the three months ended September 30, 2004 as a result of an increase in advertising revenues realized by the Company's analog and digital channels as well as an increase in the number of subscribers, primarily in our digital specialty television channels, as previously explained. For the nine months ended September 30, 2005, Broadcasting direct profit increased 12.6% over the prior year as a result of an increase in advertising revenues realized by the Company's analog channels, as previously explained. These revenue gains were offset by increased amortization of broadcast rights as a result of the Company's planned incremental programming investment to drive ratings, as well as increased Canadian program expenditure ("CPE") requirements due to higher 2004 versus 2003 regulated revenue.

        Broadcasting direct margin increased to 49.4% in the three months ended September 30, 2005 compared to 46.9% in the three months ended September 30, 2004, and decreased to 53.2% for the nine months ended September 30, 2005 compared to 54.3% for the nine months ended September 30, 2004. The increase in the quarter is the result of higher revenues, partially offset by the growth in direct operating expenses due, in part, to regulated Canadian program expenditure requirements, as well as the planned continuing growth of the broadcast library. The Canadian program expenditure requirements and the planned continuing growth of the broadcast library are the primary factors which contribute to the year to date decrease in direct margin.

        Operating expenses in Broadcasting were higher than the prior year's quarter and the prior nine months ended September 30, 2005. The operating expenses in Broadcasting were $17.1 million for the quarter ended September 30, 2005, compared to $13.8 million for the three months ended September 30, 2004, and $50.5 million for the nine months ended September 30, 2005 compared to $43.7 million for the nine months ended September 30, 2004. The net change in operating expenses is related to an investment, through increased advertising and promotion costs, to drive ratings and ultimately drive increased advertising revenue, increased signal delivery costs, as well as higher regulatory fees driven primarily by revenue growth, and offset in part by small decreases in a number of other operating expenses.

        The factors noted above contributed to a 22.9% and 10.1% increase in EBITDA in the quarter and nine months ended September 30, 2005, respectively, compared to the same periods in the prior year.

Entertainment

        The Entertainment business co-owns and co-produces the highly successful CSI franchise, acquires and distributes television programs to broadcasters worldwide, video/DVD distributors, and sub-distributors.

        Over the past five years the Company has significantly reduced capital-intensive production activities, as the international market for the type of production the Company traditionally produced has changed fundamentally. In fiscal 1999, the Company delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In the year ended December 31, 2004, the Company reduced prime-time drama production to just 72 hours, 81% of which were part of the CSI franchise. In the quarter and nine months ended September 30, 2005, the Company's prime-time production was 6 hours and 46 hours, respectively, all of which related to the CSI franchise.

        The Company's Entertainment business is focused on (i) maximizing the value of the CSI franchise; and (ii) exploiting its library of programming rights worldwide.

  i.
  Maximize value of CSI franchise.    The CSI franchise, including CSI: Crime Scene Investigation, CSI: Miami and CSI: NY, is a 50/50 co-owned and co-production joint venture with CBS Productions, a subsidiary of Viacom Inc. The Company receives a 50% share of worldwide profits from all CSI properties in all media formats (after payment of third party participations including residuals and royalties), in perpetuity. Key revenue sources include U.S. network first window licence fees, U.S. second window cablecast/weekday syndication, U.S. weekend syndication, international first window, international second window, worldwide home video/DVD, and worldwide merchandising and licencing.

  ii.
  Licence and re-licence international library of program rights worldwide.    The Company continues to licence its library of approximately 1,000 titles, representing approximately 5,000 hours of programming rights. These rights are typically licenced in "bulk" deals to broadcasters and sub-distributors worldwide.

        As discussed in note 28 to the Company's Annual Consolidated Financial Statements contained in its December 2004 Corporate Report, in the face of the continued weakened international demand for prime-time dramatic programming the Company conducted an extensive review of its Entertainment operations and took decisive action in December 2003 to restructure the Entertainment segment. Under the restructuring plan, Entertainment materially reduced the size and scope of its production business by eliminating entire categories of production such as new prime-time drama series (with the exception of the CSI franchise), movies-of-the-week and miniseries and in-house feature films. This step enabled the Company to significantly reduce staffing levels and to close certain production-related offices. The restructuring is complete. The total impact of the restructuring on the Company's pre-tax earnings was $227.6 million. Following the significant review that was announced in December 2003, Entertainment is now primarily an international distributor of television content with limited involvement in the creation of content.

        Entertainment generates revenue from the production and distribution of the CSI franchise domestically and internationally, the distribution of previously produced and acquired television programming and from the licencing of a limited amount of factual and kids programming.

        The Entertainment business is comprised of two reportable segments, CSI and Other.

        The Company's interest in the three CSI television series as co-producer is accounted for as a 50% jointly controlled production.

        The Company is responsible for its share of the production costs for the three CSI series, which is recorded as an increase in the Company's investment in film and television programs, and is amortized in accordance with the individual film forecast method prescribed by SoP 00-2. Other direct operating expenses include distribution expenses (prints and advertising and other direct costs), third party participation costs, including royalties and residuals, and the co-producer's share of net profits recognized by the Company arising from the CSI series. Reimbursements of previously incurred production costs are recorded when the contractual conditions for reimbursement are met, the amount is determinable and collection is reasonably assured. The amounts are collected over a period exceeding one year and are recorded at fair value as an increase in accounts receivable, a reduction of investment in film and television programs, and direct operating expense, to the extent the investment in the related television program is reduced to nil. These reductions result in sales of the CSI series generating higher margins in future periods.

        The Company is the distributor of the CSI franchise for territories outside the United States. These sales are recorded as revenue when the relevant revenue recognition criteria are met. The Company benefits from United States exploitation by recording its 50% interest in first window United States network license fees as revenue upon delivery, and its 50% interest in United States after sales (including second window cable sales, weekend syndication, video/DVD, merchandising & licensing), net of distribution fees, expenses and third party participation costs, including royalties and residuals, as revenue when the amounts are reported to the Company by the co-producer. The co-producer holds the distribution rights for United States after sales.

        Given the variability of timing in the recognition of revenues, costs, and reimbursements of previously incurred production costs associated with the CSI series, revenue, direct operating expenses and direct operating margin may vary significantly from period to period.

Results of Operations

        The following table presents a summary of Entertainment operations for the three months and nine months ended September 30, 2005 and 2004 (in millions of Canadian dollars):

	2005	2004	$ Increase	% Increase
	(unaudited)		(decrease)	(decrease)
Three months ended September 30,
Revenue	66.9	45.5	21.4	47.0

Direct operating costs	47.3	20.7	26.6	128.5
Direct profit	19.6	24.8	(5.2)	(21.0)

Operating expenses	6.8	7.8	(1.0)	(12.8)
Earnings before undernoted (EBITDA)	12.8	17.0	(4.2)	(24.7)

Nine months ended September 30,
Revenue	247.6	154.7	92.9	60.1

Direct operating costs	165.2	107.6	57.6	53.5
Direct profit	82.4	47.1	35.3	74.9

Operating expenses	16.5	19.1	(2.6)	(13.6)
Earnings before undernoted (EBITDA)	65.9	28.0	37.9	135.4

        The following table presents additional information for the Entertainment business segments for the three months and nine months ended September 30, 2005 and 2004 (in millions of Canadian dollars):

	CSI	Other	Total
Three months ended September 30, 2005
Revenue	50.3	16.6	66.9
Direct profit	23.0	(3.4)	19.6
Three months ended September 30, 2004
Revenue	43.9	1.6	45.5
Direct profit	22.6	2.2	24.8

	CSI	Other	Total
Nine months ended September 30, 2005
Revenue	206.4	41.2	247.6
Direct profit	82.2	0.2	82.4
Nine months ended September 30, 2004
Revenue	111.5	43.2	154.7
Direct profit	33.9	13.2	47.1

        The current quarter increase in Entertainment revenue over the prior year is primarily a result of $15.0 million increase in Other revenue, the vast majority relating to library deliveries. The current quarter and year to date increases over the prior year also include a $6.4 million, or 14.6%, increase in CSI revenues over the prior year's quarter, and 85.1%, or $94.9 million, increase over the nine months ended September 30, 2004. The increase in the CSI revenues for the quarter and nine months ended September 30, 2005, is the result of the delivery of an increased number of episodes in total, which now includes the addition of CSI: NY to the franchise, as well as increased license fees and international sales. CSI: NY comprised one of the six total deliveries for the CSI franchise in the current quarter, and 14 of the 46 total deliveries for the nine months ended September 30, 2005, compared to two of the five, and two of the 31 deliveries, respectively, in the prior year's similar time periods. CSI will continue to become a larger proportion of Entertainment operating results now that the Company has completed its exit from substantially all non-CSI production.

        The following table shows the Company's Entertainment production deliveries for the three months and nine months ended September 30, 2005 and 2004.

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	(unaudited)
Production Deliveries
Motion Pictures (number of films)	—	—	—	1.0
Television hours:
CSI Vegas/Miami/NY	6.0	5.0	46.0	31.0
Drama	—	0.5	—	9.0
Kids	—	—	—	9.5

	6.0	5.5	46.0	49.5

Factual	—	1.0	—	31.0

        Entertainment direct margin for the three months ended September 30, 2005 includes a 45.7% margin on CSI revenues compared to 51.5% margin on CSI revenues in the prior year's period. Entertainment direct margin for the nine months ended September 30, 2005 includes a 39.8% margin on CSI revenues compared to 30.4% margin on CSI revenues in the prior year's period. As previously disclosed, the Company recorded a significant reduction in investment in film and television programs in the prior year's second quarter, which resulted in lower amortization expense and higher margins in the three months ended September 30, 2004.

        Direct margin on Other Entertainment revenues decreased as a result of higher impairments in the Company's produced library of film and television programs. These impairments were triggered mainly as a result of revised revenue estimates on a limited number of titles in the library. There is no non-CSI production activity in the current year.

        The decreases in Entertainment operating expenses in the three and nine months ended September 30, 2005 are primarily the realization of cost savings from the restructuring, savings which are expected to continue into the future.

        The factors noted above contributed to a decrease of 24.7%, and a 135.4% increase in EBITDA in the quarter and nine months ended September 30, 2005, respectively, compared to the same periods in the prior year.

Motion Picture Distribution

        The Company's Motion Picture Distribution business, through its 51% ownership interest in Distribution LP, is a leading distributor of motion pictures in Canada, with a strong and growing presence in the United Kingdom through its wholly-owned subsidiary Momentum Pictures ("Momentum") and in Spain through the acquisition of Aurum. The Motion Picture Distribution operations are comprised of four reportable segments: Domestic Distribution, Momentum, Aurum and Cinemas.

        Motion Picture Distribution generates revenue from the theatrical distribution of motion pictures, the licencing of rights to conventional and specialty broadcasters, the sale of videos and DVDs, and from the exhibition of motion pictures through its chain of cinemas.

        Distribution LP is the largest distributor of motion pictures in Canada, measured by number of releases. Over each of the past four years Distribution LP has released an average of 80 theatrical motion pictures, 169 video titles and 190 DVD titles in Canada. Distribution LP has exclusive Canadian distribution arrangements with New Line Cinema, Miramax Films, Focus Features, Newmarket Films and Remstar.

        Management believes Distribution LP is the only independent distributor operating in three key territories (Canada, U.K., and Spain) that can collectively represent up to 15% of the global box office. This platform provides it with enhanced access to high quality content, economies of scale with respect to theatrical print and video/DVD duplication costs, as well as spreading fixed costs over a broader base. Distribution LP's strategy is to (i) maintain a leading market position in Canada, (ii) grow its U.K. and Spanish operations and opportunistically expand in certain selected territories, and (iii) leverage its large library of titles.

  i.
  Maintain a leading position in Canada.    Distribution LP's strong Canadian market share and consistently strong performance has resulted in excellent relationships with local exhibitors making it an attractive distributor for independent U.S. studios and other producers seeking access to the Canadian market.

  ii.
  Generate profitable international growth.    Distribution LP intends to grow its U.K. and Spanish operations, which had theatrical market shares of 2% and 5%, respectively, in 2004. In both of these regions, the film distribution industry possesses strong fundamentals including growing demand in the theatrical and home entertainment windows especially driven by DVD penetration. In addition, Distribution LP has identified Germany and France as two territories for possible future expansion. Both markets are fragmented and, like Canada, U.K. and Spain, have strong demand for motion pictures produced in North America.

  iii.
  Exploit library.    Distribution LP has a library of approximately 5,500 titles, which is licenced to consumers on video/DVD, and to broadcasters (conventional, cable, VOD, SVOD) who have strong demand for motion picture content. Distribution LP typically holds the rights for up to 22 years.

        Domestic Distribution obtains distribution rights for motion pictures primarily through its aforementioned longstanding output agreements with New Line Cinema, Miramax Films, and Focus Features, three of the leading U.S. based independent studios, as well as from smaller independent producers and distributors based in the United States, Canada and around the world. In the United Kingdom, Momentum Pictures primarily acquires theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, pursuant to multi-picture agreements. A similar model is used in the Spanish operations. Motion Picture Distribution typically distributes those motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets. Motion Picture Distribution also holds a 51% interest in Alliance Atlantis Cinemas ("Cinemas"), a partnership with Cineplex Entertainment LP that operates a chain of niche-focused movie cinemas in Canada. Cinemas sold one of five cinemas jointly owned by Distribution LP and Cineplex Entertainment LP in September 2005. Subsequently in October 2005, Cinemas sold another of its movie cinemas reducing the number of cinemas jointly owned by Distribution LP and Cineplex Entertainment LP to three.

        Distribution LP is continuing to investigate potential supply arrangements with a variety of film producers. There can be no assurances that these deals will be concluded and if so, on favourable terms to Distribution LP.

        Distribution LP is pursuing resolution of certain matters relating to the acquisition of Aurum and potential recovery of certain amounts. Any recovery will result in a change in the purchase price allocation. The amount of such recovery, if any, cannot be determined at this time but may be material.

        The Company completed an initial public offering for units of the Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49.0% interest in its motion picture distribution business. This sale was concluded through an initial sale of a 42.6% interest in the business to Distribution LP in exchange for 57.4% of the total outstanding LP units plus a promissory note, and then a further sale of a 6.4% interest was completed on the exercise of an over-allotment option by the underwriting group of the Fund. Distribution LP repaid the promissory note from net proceeds it received from the sale of LP units to the Fund, together with drawings on a new term loan from a group of financial institutions.

        In May, 2004, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum for cash consideration of $55.2 million including $1.8 million in cash expenses. The purchase price was funded through increased borrowing under Distribution LP's senior credit facility and the issuance of Class A Ordinary Limited Partnership Units ("Ordinary LP Units"). Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing amount under its senior credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at $10.45 per unit, through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Ordinary LP Units of Distribution LP. The Company exercised its preemptive rights and in doing so maintained its 51% interest in Distribution LP, by acquiring 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 million from the offering of Ordinary LP Units. Aurum is an independent film distributor in Spain with a 5% market share of Spanish theatrical box office receipts in 2004. Aurum distributes motion pictures in Spain in all media (theatrical, video/DVD and television) and has a library of over 400 films.

        The Company continues to consolidate the operations of Distribution LP into its results. Net earnings and earnings per share are both reduced by amounts accrued to the 49.0% interest from the date of completion of the sale. Although an authorized credit facility, including a $50.0 million term loan, a $25.0 million revolving credit facility, and a $50.0 million revolving term credit facility, that has been secured by Distribution LP is non-recourse to the Company, the portion, if any, of the facility that has been drawn is included in the Company's reported consolidated total indebtedness. The Company's future cash flows will be impacted by the expected monthly distributions to holders of Distribution LP Units.

        With the successful initial public offering of units in Movie Distribution Income Fund, the Company was able to accelerate debt reduction efforts, surface value in its motion picture distribution business and gain a partner to help finance future growth opportunities.

Results of Operations

        The following table presents a summary of Motion Picture Distribution operations for the three months and nine months ended September 30, 2005 and 2004 (in millions of Canadian dollars):

	2005	2004	$ Increase	% Increase
	(unaudited)		(decrease)	(decrease)
Three months ended September 30,
Revenue	116.2	114.2	2.0	1.8

Direct operating costs	88.2	90.0	(1.8)	(2.0)
Direct profit	28.0	24.2	3.8	15.7

Operating expenses	10.5	7.3	3.2	43.8
Earnings before undernoted (EBITDA)	17.5	16.9	0.6	3.6

Nine months ended September 30,
Revenue	304.9	364.9	(60.0)	(16.4)

Direct operating costs	246.9	292.8	(45.9)	(15.7)
Direct profit	58.0	72.1	(14.1)	(19.6)

Operating expenses	31.9	19.3	12.6	65.3
Earnings before undernoted (EBITDA)	26.1	52.8	(26.7)	(50.6)

        The following table outlines further information on Motion Picture Distribution's revenue, direct profit, and earnings (loss) before undernoted that has not been shown on the consolidated statements of earnings (in millions of Canadian dollars):

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
Three months ended September 30, 2005
Revenue	79.4	16.6	16.7	3.5	116.2
Direct profit	16.5	5.4	5.6	0.5	28.0
Earnings before undernoted (EBITDA)	8.7	4.0	4.4	0.4	17.5
Three months ended September 30, 2004
Revenue	79.6	18.5	11.7	4.4	114.2
Direct profit (loss)	21.3	(0.5)	2.4	1.0	24.2
Earnings (loss) before undernoted (EBITDA)	17.0	(2.2)	1.3	0.8	16.9

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
Nine months ended September 30, 2005
Revenue	209.3	57.8	28.5	9.3	304.9
Direct profit	42.8	9.0	5.1	1.1	58.0
Earnings before undernoted (EBITDA)	19.8	4.7	1.0	0.6	26.1
Nine months ended September 30, 2004
Revenue	256.4	64.4	32.9	11.2	364.9
Direct profit	57.5	7.7	4.6	2.3	72.1
Earnings before undernoted (EBITDA)	44.9	3.3	2.9	1.7	52.8

        The following table outlines further information on Motion Picture Distribution's revenue that has not been shown on the consolidated statements of earnings (in millions of Canadian dollars)1.

	Theatrical	Video/DVD	Television	Total
	(unaudited)
Three months ended September 30, 2005
Domestic Distribution	22.3	38.0	19.1	79.4
Momentum Pictures	0.4	13.9	2.3	16.6
Aurum	4.3	2.7	9.7	16.7
Cinemas	3.5	—	—	3.5

	30.5	54.6	31.1	116.2

Three months ended September 30, 2004
Domestic Distribution	20.5	44.7	14.4	79.6
Momentum Pictures	0.8	16.4	1.3	18.5
Aurum	3.7	2.3	5.7	11.7
Cinemas	4.4	—	—	4.4

	29.4	63.4	21.4	114.2

	Theatrical	Video/DVD	Television	Total
	(unaudited)
Nine months ended September 30, 2005
Domestic Distribution	46.7	119.5	43.1	209.3
Momentum Pictures	6.3	40.0	11.5	57.8
Aurum	5.9	8.9	13.7	28.5
Cinemas	9.3	—	—	9.3

	68.2	168.4	68.3	304.9

Nine months ended September 30, 2004
Domestic Distribution	58.0	157.8	40.6	256.4
Momentum Pictures	12.4	45.8	6.2	64.4
Aurum	4.9	22.3	5.7	32.9
Cinemas	11.2	—	—	11.2

	86.5	225.9	52.5	364.9

        Revenue for the three months ended September 30, 2005 increased $2.0 million, or 1.8% to $116.2 million due to strong performances by Aurum in the quarter, which were partially offset by modest decreases in revenue in Domestic Distribution, Momentum and Cinemas. Revenue was $304.9 million for the nine months ended September 30, 2005 compared with $364.9 million for the nine months ended September 30, 2004, representing a decrease of $60.0 million or 16.4%. Revenue decreased in all operating segments.

        Domestic Distribution's revenue for the three months ended September 30, 2005 decreased $0.2 million to $79.4 million. The decrease in revenue for Domestic was due to a decline in video/DVD revenues, somewhat offset by increases in theatrical and television revenues. The increase of $1.8 million in theatrical revenue from the prior year's quarter reflects the successful theatrical releases of Wedding Crashers and Aurore. Theatrical releases in the prior year's quarter included Fahrenheit 9/11 and The Notebook. The successful video/DVD releases of Sin City and Monster-in-Law contributed positively to revenue, however, did not attain the revenue levels of Lord of the Rings: Return of the King and Kill Bill Volumes I and II in the prior year's quarter. Television revenue increased to $19.1 million compared to the prior year's quarter of $14.4 million and included titles such as Lord of the Rings: Two Towers and Shall We Dance?

1
Management does not focus on direct profit or EBITDA using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

        Domestic Distribution's revenue for the nine months ended September 30, 2005 decreased $47.1 million or 18.4% to $209.3 million from the prior year's nine month period. Theatrical revenue decreased by $11.3 million to $46.7 million reflecting the absence of a theatrical release of Lord of the Rings; however this was partially mitigated by the successful releases of Wedding Crashers, Sin City, Monster-in-Law and Aurore in the current period. Video/DVD revenue was also impacted by the absence of a video/DVD release of Lord of the Rings with a decline in revenue of $38.3 million to $119.5 million. However this decrease was slightly mitigated by the successful sales of Sin City, The Notebook, Blade: Trinity, Monster-in-Law and Shall We Dance?. Television revenue increased $2.5 million to $43.1 million and includes titles such as Lord of the Rings: Two Towers and Elf.

        Momentum's revenue for the three months ended September 30, 2005 decreased $1.9 million or 10.3% to $16.6 million as a result of decreases in theatrical and video/DVD revenue and an increase in television revenue. The current quarter's theatrical release slate included The Devil's Rejects which did not attain the same revenue levels as the prior year's titles such as Stage Beauty and Wicker Park leading to a decline of $0.4 million. Video/DVD revenue benefited from the release of Racing Stripes and Downfall which were up against very strong comparatives from the release of The Football Factory in the prior year's quarter leading to a decline of $2.5 million. The $1.0 million increase in television revenues is largely due to pay TV sales from Eternal Sunshine of the Spotless Mind.

        Revenue for Momentum decreased $6.6 million or 10.2% to $57.8 million for the nine months ended September 30, 2005. The decline in revenue can be attributed to decreases in theatrical and video/DVD revenue which were partially mitigated by an increase in television revenue. The theatrical releases in the current year's slate including Racing Stripes, Vera Drake and Downfall did not attain the prior period's theatrical revenue levels of Lost in Translation and Eternal Sunshine of the Spotless Mind and therefore led to the decline of $6.1 million in theatrical revenues. Video/DVD revenues decreased by $5.8 million as the revenues from the video/DVD releases of Lost in Translation, Reservoir Dogs and Out of Time in the prior year surpassed revenues from the video/DVD releases of Racing Stripes, Vera Drake and Downfall in the current year. Television revenue increased $5.3 million and included free and pay TV sales on Eternal Sunshine of the Spotless Mind, Confidence and Crossroads.

        Aurum's strong performance in the quarter led to an increase in revenue of $5.0 million or 42.7% for the three months ended September 30, 2005. Theatrical revenue increased by $0.6 million with the releases of A Sound of Thunder and Valiant. The $0.4 million increase in video/DVD revenue is mainly attributable to the video/DVD release of In Good Company. Television revenues increased by $4.0 million and included television sales of My Big Fat Greek Wedding, Lord of the Rings: Two Towers and The Passion of Christ.

        Aurum's revenue in the nine months ended September 30, 2005 decreased from $32.9 million in the prior year to $28.5 million in the current period. The decrease in revenue is due to $1.0 million increase in theatrical revenue, $13.4 million decline in video/DVD revenue and $8.0 million increase in television revenue. The decline in video/DVD revenue is due to the release of Lord of the Rings: Return of the King in 2004, which surpassed revenue levels of the current year's slate of films. The increase in theatrical and television revenues is reflective of the strong performance in the current quarter and the slow theatrical release pattern in 2005 as the lengths of the reporting periods differ year over year (Aurum was acquired in May 2004).

        Cinemas revenue was $3.5 million and $9.3 million for the three months and nine months ended September 30, 2005, respectively, compared to $4.4 million and $11.2 million for the three months and nine months ended September 30, 2004, respectively. During the quarter, Cinemas sold one of the five cinemas in the Cinemas chain. The decrease is also partly attributed to a decrease in viewer attendance levels.

        Direct profit for the three months ended September 30, 2005 increased $3.8 million, or 15.7% to $28.0 million. Direct profit for the nine months ended September 30, 2005 decreased $14.1 million or 19.6% to $58.0 million.

        Direct profit for Domestic Distribution for the three months ended September 30, 2005 decreased by $4.8 million to $16.5 million reflecting a direct margin of 20.8% in the current quarter compared to a 26.8% margin in the prior year's quarter. The decline in direct profit is a result of the less than expected theatrical performances of Underclassman, The Man and The Great Raid which resulted in less revenue being available to defray the P&A costs incurred in promoting the films. In addition, a significant portion of advertising costs for David Cronenbergs' A History of Violence were expensed in the current quarter with the majority of the revenue expected to be recognized in the fourth quarter.

        Direct profit for Domestic Distribution decreased $14.7 million or 25.6% to $42.8 million for the nine months ended September 30, 2005 reflecting a direct margin of 20.4% compared to 22.4% in the prior year's nine month period. The decrease is a result of lower revenues as previously noted and the less than expected theatrical performance of a few titles, including Underclassman, The Man, and The Great Raid.

        Momentum's direct profit increased by $5.9 million to $5.4 million for the three months ended September 30, 2005 reflecting a direct margin of 32.5% compared to (2.7)% in the prior year's quarter. The margin improvement can be attributed to video/DVD releases of Racing Stripes and Downfall and the contribution from the TV sales from Eternal Sunshine of the Spotless Mind. The prior year's quarter was impacted by the less than expected performances of Stage Beauty and Wicker Park which led to depressed margins.

        Direct profit for Momentum for the nine months ended September 30, 2005 increased $1.3 million or 16.9% to $9.0 million reflecting a direct margin of 15.6% compared to 12.0% in the prior year's nine month period. Momentum's margins were suppressed in the prior year's period due to less than expected theatrical performances of Stage Beauty and Wicker Park. The current period's margin is reflective of a strong third quarter performance but also includes the high P&A costs on Racing Stripes and Downfall.

        Direct profit for Aurum increased to $5.6 million in the current quarter as compared to $2.4 million in the prior period. Direct margin was 33.5% as compared to 20.5% in the prior period. The increase in direct margin is due to the higher revenues in the quarter as previously noted and the contribution from television sales of My Big Fat Greek Wedding, Lord of the Rings: Two Towers and The Passion of Christ.

        Direct profit for Aurum increased $0.5 million or 10.9% to $5.1 million for the nine months ended September 30, 2005 reflecting a direct margin of 17.9% compared to 14.0% in the prior year's nine month period. The first half of 2005 reflected the slow theatrical release pattern, however, the strong performance of the current third quarter has led to improved margins.

        Operating expenses increased by $3.2 million to $10.5 million for the three months ended September 30, 2005 compared to $7.3 million for the three months ended September 30, 2004. The increase is primarily due to increases in both Domestic Distribution's and Aurum's operating expenses. Operating expenses increased to $31.9 million for the nine months ended September 30, 2005 compared to $19.3 million for the nine months ended September 30, 2004. The increase is primarily due to the increase in both Domestic Distribution's and Aurum's operating expenses. As Aurum was acquired in May 2004, the length of the periods being analyzed is not comparable.

        The increase in Domestic Distribution's operating expenses of $3.5 million for the three months ended September 30, 2005 is primarily due to the increase in employee costs relating to the Capital Pool Plan, the Equity Pool Plan and the Consideration Pool Plan and an increase in the LTIP Plan. (refer to note 16 of the Company's unauditied interim consolidated financial statements for further details of Distribution LP's compensation plans). No comparative amounts are reflected in the prior year's quarter. Additionally, the increase is related to professional fees and increased employee costs as Distribution LP added two senior executive positions. The year to date increase in Domestic Distribution's operating expenses of $10.4 million is primarily due to the increase in employee costs relating to the Capital Pool Plan, the Equity Pool Plan and the Consideration Pool Plan as well as an increase in the LTIP plan. (refer to note 16 of the Company's unauditied interim consolidated financial statements for further details of Distribution LP's compensation plans). No comparative amounts are reflected in the prior year's nine months. Also included in operating expenses are due diligence costs relating to a potential acquisition opportunity, as well as an increase related to professional fees and increased employee costs, all previously mentioned.

        The quarterly increase of $0.1 million in Aurum's operating expenses is mainly due to an increase in professional fees. The year to date increase of $2.4 million in Aurum's operating expenses is primarily related to the difference in lengths of the periods being compared. In addition, the increase can be attributed to higher professional fees and the closure of the International Sales Department which led to increased severance costs.

        The factors noted above contributed to a 3.6% increase and 50.6% decrease in EBITDA in the three months and nine months ended September 30, 2005, respectively, compared to the same periods in the prior year.

Corporate and Other

        Corporate and Other is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments, which generate small revenue streams as well as corporate activities that are being wound down.

        Operating expenses in Corporate and Other were $9.8 million and $27.0 million in the three months and nine months ended September 30, 2005, respectively, compared to $9.0 million and $23.2 million in the same periods in the prior year. The increase is primarily related to increases in professional fees, some of which is related to management's review and assessment of internal controls as required under Sarbanes Oxley and Bill C-198, audit services, a retirement allowance and legal costs.

Other Statement of Earnings Items

        Amortization    Amortization includes amortization of property and equipment, amortization of other assets and development costs charges. Amortization was $3.3 million for the quarter ended September 30, 2005 compared to $4.6 million for the quarter ended September 30, 2004, a reduction of $1.3 million. For the nine months ended September 30, 2005, amortization decreased by $6.5 million to $10.0 million. The decrease in the quarter ended September 30, 2005 is related to the prior year's quarter including additional amortization of costs related to certain broadcast intangibles, which are now fully amortized. The year to date decrease is mainly due to a reduction of development costs charges as a result of the restructuring of our Entertainment operations in December 2003. For the nine months ended September 30, 2005, development costs charges were $0.9 million, compared to $4.4 million in the nine months ended September 30, 2004. The year to date decrease is also partially related to a decrease in certain broadcast intangibles amortization, as mentioned above.

        Interest    Interest expense decreased $9.5 million to $6.1 million for the three months ended September 30, 2005 compared to $15.6 million for the three months ended September 30, 2004. For the nine months ended September 30, 2005, interest expense decreased $29.3 million to $17.0 million compared to $46.3 million for the nine months ended September 30, 2004. The decrease for the three months and nine months ended September 30, 2005 is comprised of a $9.2 million and $29.7 million decrease in cash interest expense, respectively, and a $0.3 million decrease and $0.4 million increase in non-cash interest charges, respectively.

        The decrease in cash interest for both the three months and nine months ended September 30, 2005 is primarily the result of the comprehensive debt refinancing undertaken by the Company in December 2004. Lower interest costs were driven by lower average interest rates due to the replacement of the Company's 13% U.S. dollar Senior Subordinated Notes. Also, interest income increased, reducing net interest expense, as a result of interest recognized with respect to long term receivables held by the Company.

        Non-cash interest charges include a decrease in the interest capitalized to investment in film and television programs, which is in line with the Company's strategy to significantly reduce capital intensive production activities. Also, deferred financing cost amortization totaled $1.0 million and $2.7 million for the three months and nine months ended September 30, 2005, respectively, compared to $1.3 million and $3.8 million in the prior year's similar time periods. This decrease is a result of a reduction in deferred financing fees as a result of the comprehensive debt refinancing undertaken by the Company in December 2004.

        Net indebtedness (indebtedness less cash and cash equivalents) decreased from $443.6 million at September 30, 2004, and from $428.6 million at December 31, 2004, to $374.3 million at September 30, 2005, a decrease of $69.3 million and $54.3 million, respectively. The decrease results from improvements in the Company's operating cashflow, driven by operational improvements and interest savings from the refinancing of substantially all of its existing credit facilities in December 2004. Also, a portion of the reduction in net indebtedness from September 30, 2005 compared to December 31, 2004, and September 30, 2004, relates to the impact of the strengthening Canadian dollar relative to the U.S. dollar on the Company's U.S. dollar denominated debt.

        Equity (Earnings) Losses in Affiliates    Equity earnings in affiliates for the quarter ended September 30, 2005 was $0.1 million compared to equity earnings of nil for the quarter ended September 30, 2004. For the nine months ended September 30, 2005, equity earnings was $0.1 compared to the prior year equity losses of $0.1 million. Equity earnings and losses in affiliates include the Company's share of earnings and losses from its investments in a digital specialty television channel, One: The Body, Mind and Spirit Channel.

        Minority Interest    Minority interest primarily represents the 49% interest of Movie Distribution Income Fund in the earnings of Distribution LP. For the three months ended September 30, 2005 minority interest was $8.5 million, compared to $8.1 million in the prior year. Minority interest for the nine months ended September 30, 2005 were $10.2 million, compared to $25.6 million in the prior year period. The change from prior year reflects the change in net income for Distribution LP in the quarter and year to date periods.

        Income Taxes    The income tax provision for the three months ended September 30, 2005 increased by $9.6 million to $10.7 million compared to the three months ended September 30, 2004. For the nine months ended September 30, 2005, income tax provision increased $31.4 million to $33.9 million compared to $2.5 million in the equivalent period in the prior year. This increase for the quarter and year to date time periods reflects the impact of higher taxable earnings, the mix between different tax jurisdictions, as well as not currently tax effecting certain losses.

        Earnings From Operations Before Undernoted And Discontinued Operations (Operating Earnings)    Operating earnings for the three months ended September 30, 2005 was $17.2 million compared to operating earnings of $8.5 million for the three months ended September 30, 2004. Net operating earnings for the three months ended September 30, 2005 was $10.4 million, compared to a net operating earnings of $10.0 million in the three months ended September 30, 2004.

        On a per share diluted basis, net operating earnings was $0.24 for the three months ended September 30, 2005 compared to net operating earnings per share of $0.23 in the comparable period in the prior year.

        Operating earnings for the nine months ended September 30, 2005 was $83.7 million compared to operating earnings of $20.2 million for the nine months ended September 30, 2004. Net operating earnings for the nine months ended September 30, 2005 was $51.6 million, compared to net operating earnings of $19.7 million in the nine months ended September 30, 2004.

        On a per share diluted basis, net operating earnings was $1.17 for the nine months ended September 30, 2005 compared to net operating earnings per share of $0.45 in the comparable period in the prior year.

        Investment Losses (Gains)    Investment loss for the quarter and nine months ended September 30, 2005 was $0.7 million, compared to nil, and $0.6 million gain, respectively, for the prior year's similar time periods. The loss in the quarter and year to date is due to a gain on sale of the Company's investment in Cineplex Galaxy Income Fund, more than offset by a pre-tax impairment charge on certain investments carried at cost. The prior year gains relates primarily to a mark to market adjustment on one of the Company's investments, partially offset by a loss recorded as a result of a settlement with respect to warrants the Company held.

        (Gain) Loss on Disposal of Assets    Gain on disposal of assets for the quarter and nine months ended September 30, 2005 was $3.7 million, compared to nil and a loss of $0.2 million for the prior year's quarter and nine months ended September 30, 2004, respectively. During the current quarter, Distribution LP and its joint venture partner sold Fifth Avenue Cinema for proceeds of $4.4 million, before deducting the share for minority interest, resulting in a gain on sale of $3.7 million. The prior year amounts relate to small impairment losses on assets.

        Foreign Exchange (Gains) Losses    Foreign exchange gains for the three months ended September 30, 2005 were $2.7 million, compared to $11.5 million in the prior year. Foreign exchange losses for the nine months ended September 30, 2005 were $6.7 million, compared to gains of $6.6 million in the prior year period. The majority of the gains in the quarter are due to unrealized gains on the unhedged portion of the Company's long term U.S. dollar denominated debt, partially offset by unrealized losses on the long term investment in foreign operations by the Company's Motion Picture Distribution business The year to date loss is primarily related to the long term investment in foreign operations by the Company's Motion Picture Distribution business, somewhat offset by unrealized gains as a result of the unhedged portion on the Company's long term U.S dollar denominated debt.

        Net Earnings    The net earnings for the three months ended September 30, 2005 was $12.2 million compared to net earnings of $18.9 million for the three months ended September 30, 2004. On a basic and diluted basis, net earnings per share were $0.28 for the three months ended September 30, 2005, compared to basic and diluted net earnings per share of $0.44 and $0.43, respectively, for the three months ended September 30, 2004.

        The net earnings for the nine months ended September 30, 2005 was $46.1 million compared to net earnings of $20.1 million for the nine months ended September 30, 2004. On a basic and diluted basis, net earnings per share were $1.06 and $1.05, respectively, for the nine months ended September 30, 2005, compared to basic and diluted net earnings per share of $0.47 and $0.46, respectively, for the nine months ended September 30, 2004.

Liquidity and Capital Resources

Current and Short Term Liquidity

        The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching digital television channels may be capital intensive. This also results in significant working capital requirements. The Company has historically financed its working capital requirements through a combination of cash flow from operations, the use of revolving credit facilities, and the issuance of debt.

        Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of the revolving credit facility and the current portion of term loans, was a deficiency of $179.2 million at September 30, 2005 compared to a deficiency of $241.6 million at September 30, 2004, representing an improvement of $62.4 million. The most significant contributor to the improvement in the Company's working capital was the increase in operating cash flow and a decrease in the revolving credit facility, as well as a significant decrease in accounts payable. The decrease in accounts payable was caused by the repayment of production financing arrangements, program related payables, Long Term Compensation Plan payouts, and the exit of certain production business. This was somewhat offset by an increase in income taxes payable.

        The Company's operating cash flow (see note on non-GAAP measures on [page 28] for the definition and calculation of operating cash flow) for the three months ended September 30, 2005 was an inflow of $32.7 million compared to an inflow of $7.8 million for the three months ended September 30, 2004, representing an increase of $24.9 million. Operating cash flow for the nine months ended September 30, 2005 was an inflow of $82.4 million compared to an inflow of $36.5 million in the prior year, representing an increase of $45.9 million. The variance for the three months ended September 30, 2005 is primarily related to a decrease in net investment in film and television programs over the previous year. The increase for the nine months ended September 30, 2005 is due primarily to an increase in operating earnings, as well as the utilization of tax loss carryforwards available to the Company.

        The Company's free cash flow (see note on non-GAAP measures on [page 28] for the definition and calculation of free cash flow) for the three months ended September 30, 2005 was an inflow of $68.8 million compared to an inflow of $55.8 million for the three months ended September 30, 2004, representing an improvement of $13.0 million. Free cash flow for the nine months ended September 30, 2005 was an inflow of $56.5 million compared to an outflow of $55.8 million, representing an improvement of $112.3 million. The quarter and year to date ended September 30, 2005 were positively affected by the proceeds from the sale of assets and investments held by the Company. The year to date was also positively impacted by an increase in operating earnings, as well as a decrease in investing activities due to the prior year acquisition of Aurum. The nine months ended September 30, 2005 varies positively to the prior year as the effect of non-cash operating balances improved, mainly due to increased accounts receivable balances in the prior year as revenue increased, partially offset by lower accounts payable balances in the current year caused by the repayment of production financing arrangements, program related payables, Long Term Compensation Plan payouts, and the exit of certain production businesses.

        As previously mentioned, the Company's net debt, which comprises the revolving credit facility, term loans and senior subordinated notes, net of cash and cash equivalents, decreased over the prior year by $69.3 million, from $443.6 million at September 30, 2004 to $374.3 million at September 30, 2005, primarily as a result of improvements to free cash flow, driven partially by interest savings from the refinancing of substantially all of its existing credit facilities in December 2004, as well as the impact of the strength of the Canadian dollar on the U.S dollar denominated debt. Net indebtedness decreased from $428.6 million at December 31, 2004 to $374.3 million at September 30, 2005. The Company remains focused on reducing its overall indebtedness. The Company expects to fund its debt reduction through positive cash flows derived from its three principal businesses.

        Net debt, excluding the non-recourse net debt of Distribution LP, decreased from $414.7 million at September 30, 2004, and from $417.3 million at December 31, 2004, to $324.6 million at September 30, 2005, a decrease of $90.1 million and $92.7 million, respectively.

        Commitments    As disclosed in the Company's December 2004 Corporate Report, the Company has entered into various contracts which result in future cash flow commitments related to programming purchases, operating leases, certain broadcast intangible assets, production financing and term loans. The Company plans to fund these commitments through cash flow from operations; however, any temporary deficiencies in this cash flow will be funded by the Company's revolving credit facility.

        With the exception of the debt prepayment noted under Term Loans, there have been no other significant changes in the nature or value of commitments since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 2004 Corporate Report for further details of the Company's commitments.

Capital Resources

        In December 2004, the Company completed a refinancing of substantially all of its existing credit facilities. The existing senior revolving credit facility and senior subordinated notes were replaced by new senior secured credit facilities consisting of a five-year $175.0 million revolving credit facility, a five-year US$64.7 million (December 31, 2004 — US$108.6 million; September 30, 2004 — nil) term loan A credit facility, and a seven-year US$240.7 million (December 31, 2004 — US250.0 million; September 30, 2004 — nil) term loan B credit facility.

        Revolving Credit Facility    At September 30, 2005 the revolving credit facility provided up to $175.0 million in available committed credit bearing interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points. At September 30, 2005 no amounts were drawn on this facility. Unused credit facilities aggregating $148.6 million were available under the facility, net of outstanding letters of credit.

        In May 2004, Distribution LP amended and restated its credit agreement. As a result, the term loan was modified to transfer $25.0 million of the term loan facility to a revolving term credit facility. Additionally, $25.0 million in new credit was authorized, creating a new revolving term credit facility of $50.0 million. The new facility bears interest at the same interest rates as the initial term loan and matures on October 15, 2006. Distribution LP incurred fees of $1.0 million as a result of the modification to the facilities, which are being deferred and amortized.

        The Distribution LP revolving credit facility provides up to $25.0 million in borrowings bearing interest at either the Canadian prime rate and the U.S. base rate plus a margin of 100 to 200 basis points or the Bankers' Acceptance rate and the LIBOR rate plus a margin of 200 to 300 basis points. The facility is a 364-day facility that can be extended for a further 364 days upon request and upon consent of lenders holding at least two-thirds of the revolving credit facility commitment. In the quarter, the facility was extended for a further 364 days with a maturity date of October 9, 2006.

        At September 30, 2005, none of Distribution LP's revolving credit facility and $14.0 million of the revolving term credit facility have been drawn and Distribution LP had unused credit facilities aggregating $61.0 million.

        Term Loans    Term loans include the Company's five-year US$64.7 million (December 31, 2004 — US$108.6 million; September 30, 2004 — nil) term loan A credit facility and seven-year US$240.7 million (December 31, 2004 — US$250.0 million; September 30, 2004 — nil) term loan B credit facility. Term loans also include various industry loans, obligations under capital lease and a non-revolving term facility held by Distribution LP.

        Advances under the five-year US$64.7 million term loan A credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points. Advances under the seven-year US$240.7 million term loan B credit facility bear interest at the LIBOR rate plus a margin of 175 basis points. The principal amount of all advances under the term loan A and term loan B credit facilities will be repaid in 19 and 27 consecutive quarterly installments, respectively, which commenced June 30, 2005.

        On April 22, 2005 and July 28, 2005, the Company made prepayments on both the term Loan A and B Credit Facilities in the amount totaling US$43.9 million and US$8.1 million, respectively. The voluntary prepayments reduced the outstanding balance on the term Loan A Credit Facility to US$64.7 million, and the term Loan B Credit Facility to US$241.3 million. $0.8 million in deferred financing costs associated with the term Loan A and B Credit Facilities has been expensed in connection with these prepayments.

        In May 2004, Distribution LP's term loan was modified resulting in $25.0 million of the term loan balance being transferred to the new revolving term credit facility. At September 30, 2005, the entire $50.0 million non-revolving term facility held by Distribution LP was drawn. The Distribution LP term loan bears interest at either the Canadian prime rate and the U.S. base rate plus a margin of 100 to 200 basis points or the Banker's Acceptance rate and the LIBOR rate plus a margin of 200 to 300 basis points. The term loan matures on October 15, 2006.

        Senior Subordinated Notes    The Company had US$300.0 million senior subordinated notes that were to mature December 15, 2009. At any time after December 15, 2004 the Company could redeem all or a portion of the notes at specific redemption prices plus accrued interest to the date of the redemption. In December 2004, as part of the Company's comprehensive refinancing, the senior subordinated notes were repaid.

        Capital Expenditures    As at September 30, 2005 the Company had no material firm capital expenditure commitments. The Company's capital expenditure budget for Fiscal 2005 will be funded primarily from cash flow from operations.

Long Term Liquidity

        Since the first quarter of fiscal 2002, the Company reduced its net debt, defined as the Company's revolving credit facility, senior subordinated notes and term loans, net of cash, from a peak of $729.7 million to $374.3 million on September 30, 2005. In order to establish more cost effective and appropriate financing, the Company successfully completed a refinancing of substantially all of its existing credit facilities in December 2004. As a result, management expects significant interest expense savings in the future.

        Management believes that the availability of the current revolving credit facilities, term loans, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Capital Structure

        The Company has concluded a review of its capital structure. The objectives of the capital structure review were to establish target debt levels for the Company and to determine appropriate uses of free cash flow beyond current reinvestment opportunities available to the Company. Going forward, the Company will target a Net Debt to EBITDA (see note on non-GAAP measures on [page 28]) ratio in the range of 1.5x to 2.5x, excluding its Motion Picture Distribution business. The Company intends to begin opportunistically repurchasing shares under its Normal Course Issuer Bid, and plans to renew the bid when it expires in December, 2005.

Subsequent Events

        On October 21, 2005, Distribution LP and its joint venture partner sold University 4 Cinema to Empire Co. Ltd., a related party, for consideration of $1.4 million, net of closing costs. This sale resulted in a gain in the amount of $0.5 million (before minority interest share) on the sale of assets with carrying values of $0.9 million.

Related Party Transactions

        With the exception of the sale of a Cinema to Empire Co. Ltd. subsequent to the end of the quarter, there have been no significant changes in the nature or value of related party transactions since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 2004 Corporate Report for further details of related party transactions.

Outstanding Shares

        The Company is authorized to issue an unlimited number of Class A Voting Shares and Class B Non-Voting Shares. At November 10, 2005 the Company had 1,005,447 Class A Voting Shares and 42,591,087 Class B Non-Voting Shares outstanding compared to 1,005,447 Class A Voting Shares and 42,579,837 Class B Non-Voting Shares outstanding as at September 30, 2005. The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

Off Balance Sheet Arrangements

        With the exception of the following, there have been no other significant changes in the Company's off balance sheet arrangements since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 2004 Corporate Report.

        Print & advertising tax shelters    Between 1993 and 2000 a subsidiary of the Company packaged theatrical distribution activities into limited partnerships and earned fees from the sale of these partnerships to investors. These partnerships were appointed by producers to develop and execute marketing campaigns for films. In exchange for these services they received distribution fees which were reinvested in a subsidiary of the Company. That subsidiary has an obligation to repay the partnerships and has placed the cash received on deposit with various international banks that have superior ratings. Additionally, the Company entered into an Interest Support Agreement under which the Company has agreed to pay an amount to the partnerships that is sufficient to allow each of its limited partners to satisfy their interest obligations on outstanding financing loans. The amount of the Company's obligations under the Interest Support Agreement equals the interest income earned on the deposits held by the banks. At September 30, 2005 the subsidiary had received cash from eight limited partnerships and had placed funds on deposit of $247.3 million. The amounts on deposit earn interest at rates ranging between 6.75% and 9.0% and mature between 2005 and 2011. The Company believes that possibility of it being required to make payments under the arrangements is remote. The amounts placed on deposit are not included in the Company's balance sheet.

        Production services tax shelters    Between 1996 and 2000 the Company packaged production services into limited partnerships and earned fees from the sale of these partnerships to investors. The investors financed their purchase of units in the limited partnerships with bank loans. Under an Investor Loan Put Agreement the banks have the right, but not the obligation, to require the subsidiaries of the Company to acquire the investor loans. The rights under the Investor Loan Put Agreements are exercisable between 2005 and 2009. The third party producers that benefited from production services provided by the limited partnerships will fund the acquisition price under the Investor Loan Put Agreement and have secured these obligations by placing funds on deposits with the banks to settle the acquisition price. The Company believes that the possibility of it being required to make payments under the arrangements is remote and that its maximum exposure to loss is limited to its equity investment in the subsidiaries which is nominal.

        The Company is no longer involved in arranging these types of structures. This is not expected to have an impact on the Company's current and future operations.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of the Company's revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 40.6% of our revenues for the nine months ended September 30, 2005 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated term loans and expenditures on certain film and television programs. The Company believes its future U.S. dollar cash inflows generated on certain film and television programs will be sufficient to fund the repayment of U.S. dollar indebtedness. As at September 30, 2005, there were no foreign exchange forward contracts outstanding.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its revolving credit facility and term loans. As at September 30, 2005, there were no interest rate conversion agreements outstanding.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a result of there being a wide variety of customers, markets and geographic areas to which the Company sells.

Critical Accounting Policies and Estimates

        There have been no significant changes in the Company's accounting policies and estimates since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 2004 Corporate Report.

Accounting Changes and Recent Accounting Pronouncements

        Refer to Management's Discussion and Analysis in the Company's December 2004 Corporate Report.

        Variable Interest Entities    Effective January 1, 2005, the Company is required to follow Accounting Guideline 15 ("AcG 15") — Consolidation of Variable Interest Entities ("VIEs"). AcG 15 provides criteria for the identification of VIEs and further criteria for determining what entity, if any should consolidate them. AcG-15 defines a VIE as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE's activities or is entitled to receive a majority of the VIE's residual returns or both.

        Prior to AcG 15, the Company consolidated all entities that it controlled through ownership of a majority of voting interests. Effective January 1, 2005, the Company implemented AcG 15, retroactively without the restatement of prior periods, and as a result the Company has consolidated entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary.

        Upon implementation of AcG 15, the Company concluded that it was not required to deconsolidate any of the entities previously included in our consolidation. However the Company is the primary beneficiary of the following entities which had not previously been included in our consolidation.

        Production financing tax shelters    In 1995 the Company entered into various tax shelter arrangements that provided investors with certain tax benefits and also provided financing for the Company's production activities. Under these arrangements the Company sold the rights, title and interest to certain film and television programs to limited partnerships that would in turn grant the Company the exclusive rights to distribute the production for an extended period. The Company has provided loans to either directly or indirectly finance the equity of these partnerships. These loans bear interest at rates ranging from 6% to 10.9% and mature between 2010 and 2011. Additionally, the Company has agreed to repurchase the rights sold to the partnerships. As a result, the proceeds received from the sale of the film and television programs have been classified as an obligation on the balance sheet to satisfy these future obligations which are payable between 2010 and 2011. The obligation to make these future payments equals the amounts the Company has recorded in respect of the loans provided to finance the partnerships' equity and are essentially secured by these financing loans. The Company has historically reported these amounts on a net basis. However, as a result of our AcG 15 review, the Company has determined that the assets and obligations should be reclassified and reported on a gross basis. Accordingly, the Company has increased reported assets (loans receivable from tax shelters) and liabilities (tax shelter participation liabilities) by $90.9 million at December 31, 2004 and by $90.5 million at September 30, 2004. Under the terms of the arrangements among the parties, the loans receivable from the investors are to be settled with the proceeds received from the partnerships and accordingly the arrangements are not expected to have any impact on the Company's cash flows.

        The Company has determined that the limited partnerships qualify as variable interest entities for the purposes of AcG 15 and has concluded that the Company is the primary beneficiary of these partnerships. As required by AcG 15, the Company has consolidated 18 limited partnerships into our financial statements. These partnerships hold only the rights, title and interest to film properties and do not have active operations.

        Production arrangement    Following the extensive review of entertainment's operations in December 2003, entertainment materially reduced the size and scope of its production business. As a result, the Company entered into production arrangements with a third party production company to complete production on a television series. This production company is a VIE as it does not have sufficient equity financing. Under the arrangement, the Company has entered into a distribution deal with the production company and has agreed to give the entity a non-refundable minimum revenue guarantee which the Company is entitled to recover from future distribution revenues. The Company has a variable interest in this entity through its participation in future distribution revenues of the entity; this right exposes the Company to a majority of the expected losses of the entity. As required by AcG 15, the Company has included this third party entity in our consolidated financial statements. The entity's only activity is the production of the Company's television series and at September 30, 2005, production on the series was still in progress and the entity has now commenced recognizing revenues or costs. The Company's maximum exposure to loss under the arrangement is limited to its minimum revenue guarantee payment of $2.4 million.

        Long-Term Incentive Plan    On May 12, 2005, Motion Picture Distribution Limited Partnership ("Distribution LP"), the Company's motion picture distribution subsidiary, created a trust, administered by a third party, to act as trustee for Distribution LP's Long-Term Incentive Plan ("LTIP") (see note 16). On May 13, 2005, Distribution LP funded $4.4 million to the trust for exceeding certain 2004 defined distributable cash threshold amounts, subsequent to which the trustee acquired 412,925 units of the Fund on the open market for $4.4 million. One third of these units vested prior to September 30, 2005 and were distributed to the plan members. The remaining units are recorded at their carrying value of $3.0 million and are held in the trust to be distributed under the terms of the LTIP. The trust is considered a VIE as the total investment at risk is not sufficient to permit the trust to finance its activities without additional support. Distribution LP holds a variable interest in the trust and has determined that it is the primary beneficiary of the trust and, therefore, consolidated the trust. Distribution LP has not guaranteed the value of the units held by the trust should the market value of the Fund's units decrease from the value at which the trust acquired the units. Consolidating the trust resulted in a $2.2 million increase in assets, a $2.2 million increase in liabilities, and had no impact on the net income of Distribution LP.

        Details of the amounts recorded on the consolidated balance sheet at September 30, 2005 in respect of the above adjustments are summarized below and include the impact of the tax shelter limited partnerships, the production company and the LTIP trust.

Impact of the adjustments
Accounts receivable	2.1
Investments	3.0
Other assets	(0.8)
Investment in film and television programs	1.5
Loans receivable from tax shelters	101.1
Total assets	106.9
Accounts payable and accrued liabilities	2.2
Term loans	3.6
Tax shelter participation liabilities	101.1

Total liabilities	106.9

        The impact of the adjustments from the VIEs described above on the Company's financial statements can be further explained as follows:

        The consolidation of the LTIP trust increased the Company's investments by $3.0 million, decreased other assets by $0.8 million and increased accounts payable and accrued liabilities by $2.2 million.

        The consolidation of the production financing tax shelters increased the Company's loans receivable from tax shelters by $101.1 million and resulted in a corresponding increase in tax shelter participation liabilities. These obligations are non-recourse to the Company and its other subsidiaries. The only impact on the consolidated statement of earnings is interest income earned on the loans receivable which was offset by interest expense on the participation liabilities.

        The consolidation of the production company increased investment in film by $1.5 million, accounts receivable by $2.1 million, term loans by $3.6 million, as well as increasing revenue and direct costs equally by $2.3 million, now that the production is 50% delivered. The increase in term loans is in respect of a $4.4 million credit facility held by the production company that bears interest at a rate of prime plus 0.75% and is secured by the entity's production asset. The credit facility matures on December 31, 2006 and is non-recourse to the Company and its subsidiaries.

        The consolidation of the limited partnerships, the third party production company and the LTIP trust had no material impact on our consolidated net earnings.

        The Company also identified the following significant VIEs, however we have determined that we were not the primary beneficiary of these entities and are therefore not required to consolidate them.

        Interests held in a specialty television channel    In 2000 the Company acquired a 49% equity interest in a corporation operating a specialty television channel. In addition the Company has made loans to the entity. The Company's maximum exposure to loss at September 30, 2005 is limited to the carrying amount of its loans receivable balance of $3.7 million as the carrying amount of our investment in the entity was written off in prior periods. The Company is required to fund 49% of the entity's future financing requirements. At September 30, 2005 the entity had assets of $2.8 million.

        Sale leaseback arrangements    Between 1999 and 2004 the Company has entered into various production financing arrangements with 13 United Kingdom limited partnerships whereby all rights, title and interests to certain film and television programs have been sold to the limited partnerships that leased back to the Company the exclusive rights to distribute such programs for periods up to 15 years. As described in the Company's December 2004 Corporate Report, the Company has placed cash on deposit with superior rated banks to fund these future lease payments. The Company's maximum exposure to loss is limited to the cash on deposit which is $140.6 million. The Company believes that the possibility of it being required to make payments under these arrangements is remote.

        Print & advertising tax shelters    Between 1993 and 2000 a subsidiary of the Company packaged theatrical distribution activities into limited partnerships and earned fees from the sale of these partnerships to investors. These partnerships were appointed by producers to develop and execute marketing campaigns for films. In exchange for these services they received distribution fees which were reinvested in a subsidiary of the Company. That subsidiary has an obligation to repay the partnerships and has placed the cash received on deposit with various international banks that have superior ratings. Additionally, the Company entered into an Interest Support Agreement under which the Company has agreed to pay an amount to the partnerships that is sufficient to allow each of its limited partners to satisfy their interest obligations on outstanding financing loans. The amount of the Company's obligations under the Interest Support Agreement equals the interest income earned on the deposits held by the banks. Management has assessed its interests and obligations in the subsidiary that holds the deposits and has concluded that they are nominal. At September 30, 2005 the subsidiary had received cash from eight limited partnerships and had placed funds on deposit of $247.3 million. The amounts on deposit earn interest at rates ranging between 6.75% and 9.0% and mature between 2005 and 2011. The Company's maximum exposure to loss under these arrangements is limited to the interest income earned on the deposits. The Company believes that the possibility of it being required to make payments under these arrangements is remote.

        Distribution deals    As part of distribution activities principally in the Entertainment group, the Company has acquired the distribution rights for certain film and television programs developed and owned by independent production entities which are VIEs as they do not have sufficient equity financing. The Company is entitled to retain a specified percentage of the future distribution revenues for a contractually agreed period of time. In certain instances the Company may provide an initial non-refundable minimum revenue guarantee to the VIE during the production phase which is expected to be recovered through future distribution revenues. These minimum revenue guarantees are reflected in the financial statements of the Company as an investment in film and television asset when they become payable and this amount represents the Company's maximum exposure to loss. The Company has a variable interest in these VIEs through its participation in future distribution revenues of the entity but these rights do not expose the Company to a majority of the expected losses or the expected residual returns of the VIEs. Due to the number of independent production entities involved in these arrangements and also because these entities are under the control of the independent producers, the Company has not been able to establish the aggregate size of these entities.

Financial Instruments

        There have been no significant changes in the Company's financial arrangements since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 2004 Corporate Report.

Industry Risk and Uncertainties

        In addition to the industry risks and uncertainties outlined in the Management's Discussion and Analysis in the Company's December 2004 Corporate Report, the following industry risk and uncertainties should be considered:

        Given the consolidation in the motion picture exhibition industry, the potential for industry changes exists. However, we have not experienced and we do not anticipate any changes at this time.

        Departure of Key Personnel and Effect on Supply Contracts    Distribution LP relies to a significant degree on the experience, leadership and skills of the Chief Executive Officer and the President & Chief Operating Officer. If either of these individuals were to be unavailable, Distribution LP may be unable to promptly find replacements with similar skills and knowledge of the industry.

        Personal relationships with suppliers and customers play a significant role in the motion picture distribution business. Often, content suppliers will make a decision as to the initiation or renewal of a distribution agreement based on their assessment of that distributor's key personnel and on whether such key personnel remain employed by Distribution LP. Distribution LP's output agreement with one of its principal content suppliers may be terminated in certain circumstances if a named officer ceases to be involved in the business. As a result, Distribution LP is dependent on the continued employment of certain key personnel and the continued goodwill between those individuals and key decision-makers of the relevant content supplier.

        Other    On September 19, 2005, the Government announced that advance tax rulings were suspended for businesses planning to convert to income trust structures. The government issued a white paper on the tax treatment of income trusts and other flow through entities calling for comments later this year. They have committed to clarify their position on future taxation in 2006. What, if any, impact new rules with respect to the taxation of income trusts will have on Distribution LP cannot be estimated.

        Output Agreements    Distribution LP obtains distribution rights from content suppliers to exploit motion pictures in all media. In Canada, Distribution LP has exclusive output agreements with a limited number of U.S. and Canadian-based independent studios, including New Line Cinema, Miramax Films, Focus Features, Newmarket Films and Remstar and enters into distribution agreements in respect of individual motion pictures less frequently. Conversely, in the United Kingdom and Spain, Distribution LP most often enters into distribution agreements in respect of individual motion pictures, and as a result of this, it is able to draw on a wider range of content suppliers in those territories. Overall, a relatively small number of producers represent a substantial proportion of Distribution LP's total revenue. Management believes that Distribution LP's financial performance is, and will continue to be, substantially dependent on Distribution LP's continued relationship with these content suppliers and the ability of these content suppliers to continue to produce motion pictures that receive significant audience acceptance. Distribution LP's current output agreement with New Line expires December 2005. There can be no assurance that this or any of the other output agreements will be renewed or if renewed, on terms as favourable to Distribution LP as the current agreement.

Use of Non-GAAP Financial Measures

        In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or United States GAAP as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user's understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years. The following discussion defines the measures that the Company uses and explains why management believes they are useful measures of performance:

        Earnings before undernoted (EBITDA) and direct profit    The Company uses EBITDA and direct profit to measure operating performance. EBITDA, calculated using figures determined in accordance with Canadian GAAP, is defined as earnings before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, investment gains and losses, dilution gains, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit is defined as revenue less direct operating expenses, as defined in note 13 to the Company's unaudited interim consolidated financial statements.

        Operating earnings and net operating earnings    Operating earnings has been defined as earnings from operations before undernoted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax.

        Operating cash flow and free cash flow    Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy working capital needs, repay debt and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities.

        While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached consolidated financial statements. In addition, these and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. EBITDA, direct profit, operating earnings, net operating earnings, have been reconciled to their related Canadian GAAP measures on [pages 29 to 30]. Operating cash flow and free cash flow have been reconciled to their related Canadian GAAP measures on [page 30].

        The following table presents a reconciliation of net earnings, as reported under Canadian GAAP, to EBITDA, direct profit, operating earnings, net operating earnings for the three months and nine months ended September 30, 2005 and 2004 (in millions of Canadian dollars):

		For the three months ended September 30,		For the nine months ended September 30,
		2005	2004	2005	2004
		(unaudited)		(unaudited)
Net earnings for the period, as reported under Canadian GAAP		12.2	18.9	46.1	20.1
Add:	Discontinued operations, net of tax	—	—	—	4.6
	Provision for income taxes	10.7	1.1	33.9	2.5
	Foreign exchange (gains) losses	(2.7)	(11.5)	6.7	(6.6)
	(Gain) loss on disposal of assets	(3.7)	—	(3.7)	0.2
	Investment (gains) losses, net	0.7	—	0.7	(0.6)

Earnings from operations before undernoted and discontinued operations (operating earnings)		17.2	8.5	83.7	20.2
Add:	Minority interest	8.5	8.1	10.2	25.6
	Equity (earnings) losses in affiliates	(0.1)	—	(0.1)	0.1
	Interest	6.1	15.6	17.0	46.3
	Amortization, including development costs charges	3.3	4.6	10.0	16.5

EBITDA		35.0	36.8	120.8	108.7
Add:	Operating expenses	44.2	37.9	125.9	105.3

Direct profit		79.2	74.7	246.7	214.0
Operating earnings		17.2	8.5	83.7	20.2
Less: Provision for (recovery of) income taxes on operating earnings		6.8	(1.5)	32.1	0.5

Net operating earnings		10.4	10.0	51.6	19.7

        The following table presents a reconciliation of diluted net earnings per common share, as reported under Canadian GAAP, to diluted net earnings from operations before undernoted per common share, net of applicable taxes (net operating earnings) per common share) for the three months and nine months ended September 30, 2005 and 2004:

	For the three months ended September 30,
	2005	2004
	(unaudited)
Net earnings per common share, as reported under Canadian GAAP	0.28	0.43
Discontinued operations, net of income taxes of nil (September 30, 2004 — nil)	—	—

Net earnings per common share before discontinued operations, as reported under Canadian GAAP	0.28	0.43
Foreign exchange (gains) losses, net of income taxes of $3.0 million (September 30, 2004 — $2.5 million)	0.01	(0.20)
(Gain) loss on disposal of assets, net of income taxes of $1.3 million (September 30, 2004 — nil)	(0.05)	—
Investment losses, net of income taxes of $0.4 million (September 30, 2004 — nil)	—	—

Net operating earnings per common share	0.24	0.23

	For the nine months ended September 30,
	2005	2004
	(unaudited)
Net earnings per common share, as reported under Canadian GAAP	1.05	0.46
Discontinued operations, net of income taxes of nil (September 30, 2004 — nil)	—	0.11

Net earnings per common share before discontinued operations, as reported under Canadian GAAP	1.05	0.57
Foreign exchange (gains) losses, net of income taxes of $0.8 million (September 30, 2004 — $1.8 million)	0.17	(0.11)
(Gain) loss on disposal of assets, net of income taxes of $1.3 million (September 30, 2004 — nil)	(0.05)	—
Investment losses (gains), net of income taxes of $0.4 million (September 30, 2004 — $0.2 million)	—	(0.01)

Net operating earnings per common share	1.17	0.45

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the three months and nine months ended September 30, 2005 and 2004 (in millions of Canadian dollars):

	For the three months ended September 30,		For the nine months ended September 30,
	2005	2004	2005	2004
	(unaudited)
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	57.1	58.4	48.6	(18.7)
Less: Net changes in other non-cash balances related to operations	22.7	48.0	(37.7)	(59.2)
Add: Investment in property and equipment	(1.7)	(2.6)	(3.9)	(4.0)

Operating cash flow[1]	32.7	7.8	82.4	36.5

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP[1]	57.1	58.4	48.6	(18.7)
Add: Cash and cash equivalents used in investing activities	11.7	(2.6)	7.9	(37.1)

Free cash flow	68.8	55.8	56.5	(55.8)

Note:

1
Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy its working capital needs, repay debt, and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities. Operating cash flow and free cash flow and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to cash and cash equivalents provided by (used in) operating activities or other measures of performance calculated in accordance with Canadian GAAP.

        Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.

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Alliance Atlantis Reports Strong Third Quarter Results
Consolidated Balance Sheets
Consolidated Statements of Earnings
Consolidated Statements of Deficit
Consolidated Statements of Cash Flow
Notes to Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations